UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-13550, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms

The term “Report” refers to this Report on Form 6-K for the nine-month period ended September 30, 2004.

Deutsche Telekom AG is a private stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our” and “Group” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a Group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction program, including its degree of success in achieving desired levels of liquidity improvement and proceeds from dispositions of assets; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure the licenses needed to offer new services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Factors Affecting Our Business” contained in our most recent Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

Exchange Rates

Unless otherwise indicated, all amounts in this document are expressed in euros. As used in this document, “€,” “euro” or “EUR” means the single unified currency that was introduced in the Federal Republic of Germany (referred to as the “Federal Republic”) and ten other participating member states of the European Union on January 1, 1999. “U.S. dollar,” “$” or “USD” means the lawful currency of the United States of America. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. Unless otherwise stated, conversions of euro into U.S. dollars have been made at the rate of EUR 1 to USD 1.2417, which was the noon buying rate on September 30, 2004.

Amounts appearing in this report that were translated into euros from other currencies were translated in accordance with the principles described in the consolidated financial statements contained in our Annual Report on Form 20-F under “Consolidation principles — Foreign currency translation.”

DEUTSCHE TELEKOM AT A GLANCE

	For the three months ended September 30,			For the nine months ended September 30,			For the year ended December 31,
	2004	2003	% Change	2004	2003	% Change	2003
	millions of €			millions of €			millions of €
Total net revenue (total revenue, excluding inter-segment revenue)	14,524	14,077	3.2	42,922	41,288	4.0	55,838
Domestic	8,535	8,553	(0.2)	25,560	25,689	(0.5)	34,691
International	5,989	5,524	8.4	17,362	15,599	11.3	21,147
Results from ordinary business activities	1,974	691	n.m.	4,726	1,783	n.m.	1,398
Financial expense, net	(793)	(789)	(0.5)	(2,584)	(2,734)	5.5	(4,031)
Depreciation and amortization	(2,991)	(3,165)	5.5	(9,022)	(9,646)	6.5	(12,884)
Property, plant and equipment	(1,863)	(1,996)	6.7	(5,642)	(6,129)	7.9	(8,206)
Intangible assets	(1,128)	(1,169)	3.5	(3,380)	(3,517)	3.9	(4,678)
Other taxes	(47)	(38)	(23.7)	(144)	(134)	(7.5)	(162)
Net income	1,387	508	n.m.	3,211	1,617	98.6	1,253
Earnings per share /ADS (EUR)(1)	0.33	0.12	n.m.	0.77	0.39	n.m.	0.30

Net cash provided by operating activities	3,680	4,784	(23.1)	10,808	11,044	(2.1)	14,316

Equity ratio (%)(2)	—	—		34.0	29.0	n.m.	29.1
Debt (in accordance with consolidated balance sheet at the balance sheet date)				46,689	59,580	(21.6)	55,411

Number of employees at balance sheet date
Deutsche Telekom Group				247,891	249,974	(0.8)	248,519
Non-civil servants				200,120	200,199	(0.04)	198,726
Civil servants				47,771	49,775	(4.0)	49,793

Number of fixed-lines and mobile customers
Telephone lines (including ISDN channels)(3)				57.4	58.0	(1.0)	57.9
Broadband lines (in operation)				5.4	3.8	42.1	4.1
Mobile communications subscribers(4)				73.4	63.1	16.3	66.7

n.m. – not meaningful

(1)        Earnings per share for each period are calculated by dividing net income by the weighted average number of outstanding shares. One American Depository Share (ADS) corresponds in economic terms to one share of common stock of Deutsche Telekom AG.

(2)        The ratio equals total shareholders’ equity divided by total assets at the balance sheet date.

(3)        Number of telephone channels (including those provided by T-Com as well as T-Systems and those used within the Group) as of the balance sheet date, including Maktel, a MATÁV subsidiary.  All amounts are in millions.

(4)        The number of subscribers of the consolidated subsidiaries included within our T-Mobile division plus HT Mobilne Telekomunikacije (T-Mobile Croatia) and Westel (T-Mobile Hungary), as of the balance sheet date. All amounts are in millions.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2004 AND DECEMBER 31, 2003 AND
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
AND THE YEAR ENDED DECEMBER 31, 2003
(Unaudited)

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	Note	2004	2003	2004	2003	2003
		(millions of €, except per share data)
Net revenue		14,524	14,077	42,922	41,288	55,838
Cost of sales		(7,849)	(7,828)	(23,185)	(23,138)	(31,402)
Gross profit		6,675	6,249	19,737	18,150	24,436
Selling costs		(3,014)	(3,266)	(9,583)	(9,821)	(13,505)
General and administrative costs		(1,060)	(1,264)	(3,294)	(3,889)	(4,976)
Other operating income	(3)	1,369	1,045	4,858	3,674	4,558
Other operating expense	(4)	(1,203)	(1,284)	(4,408)	(3,597)	(5,084)
Operating results		2,767	1,480	7,310	4,517	5,429
Financial expense, net	(5)	(793)	(789)	(2,584)	(2,734)	(4,031)
of which: net interest expense		(836)	(888)	(2,604)	(2,818)	(3,776)
Results from ordinary business activities		1,974	691	4,726	1,783	1,398
Income taxes	(6)	(483)	(57)	(1,221)	137	225
Income after taxes		1,491	634	3,505	1,920	1,623
Income applicable to minority shareholders		(104)	(126)	(294)	(303)	(370)
Net income		1,387	508	3,211	1,617	1,253
Earnings per share(1)/ADS(2)		0.33	0.12	0.77	0.39	0.30

(1)        Earnings per share for each period are calculated by dividing net income by the weighted average number of outstanding shares (approximately 4,195 million for each period presented).

(2)        One American Depository Share (ADS) corresponds in economic terms to one share of common stock of Deutsche Telekom AG.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	Note	As of September 30, 2004	As of December 31, 2003
		(millions of €)

ASSETS
Noncurrent assets	(9)
Intangible assets		45,629	45,193
Property, plant and equipment		44,928	47,268
Financial assets		3,534	3,190
		94,091	95,651
Current assets
Inventories, materials and supplies		1,857	1,432
Receivables		5,557	5,762
Other assets		2,676	3,162
Marketable securities		177	173
Liquid assets		5,907	9,127
		16,174	19,656

Prepaid expenses and deferred charges		951	772
TOTAL ASSETS		111,216	116,079

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	(10)
Capital stock		10,746	10,746
Additional paid-in capital		50,107	50,092
Retained earnings		248	248
Unappropriated net loss carried forward from previous year		(23,311)	(24,564)
Net income		3,211	1,253
Cumulative translation adjustment account		(7,376)	(8,017)
Minority interest		4,237	4,053
		37,862	33,811
Accruals
Pensions and similar obligations		4,600	4,456
Other accruals		12,459	11,247
		17,059	15,703
Liabilities	(11)
Debt		46,689	55,411
Other		8,887	10,451
		55,576	65,862
Deferred income		719	703
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		111,216	116,079

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

	Capital stock nominal value	Additional paid-in capital	Consolidated shareholders’ equity generated	Cumulative translation adjustment account	Shareholders’ equity before minority interest and treasury shares	Treasury shares(1)	Minority interest	Consolidated shareholders’ equity
	(millions of €)

Balance at December 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	3,988	35,409
Changes in the composition of the Group							(11)	(11)
Dividends for 2002							(79)	(79)
Proceeds from exercise of stock options		10			10			10
Income (loss) after taxes			1,617		1,617		303	1,920
Foreign currency translation				(2,079)	(2,079)		(46)	(2,125)

Balance at September 30, 2003	10,746	50,087	(22,699)	(7,158)	30,976	(7)	4,155	35,124

Balance at December 31, 2003	10,746	50,092	(23,063)	(8,017)	29,758	(7)	4,053	33,804
Changes in the composition of the Group							(19)	(19)
Dividends for 2003							(154)	(154)
Proceeds from exercise of stock options		15			15			15
Income after taxes			3,211		3,211		294	3,505
Foreign currency translation				641	641		63	704

Balance at September 30, 2004	10,746	50,107	(19,852)	(7,376)	33,625	(7)	4,237	37,855

(1)        Treasury shares are included within marketable securities in the condensed consolidated balance sheets.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

DEUTSCHE TELEKOM AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the nine months ended September 30,		For the year ended December 31,
	2004	2003	2003
	(millions of €)
Cash flows from operating activities
Net income	3,211	1,617	1,253
Income applicable to minority shareholders	294	303	370
Income after taxes	3,505	1,920	1,623
Depreciation and amortization	9,022	9,646	12,884
Income tax expense (refund)	1,221	(137)	(225)
Net interest expense	2,604	2,818	3,776
Net gains from the disposition of noncurrent assets	(177)	(727)	(792)
Results from associated companies	(32)	(79)	247
Other noncash transactions	(2,464)	(553)	(699)
Change in working capital (assets)(1)	(333)	(278)	(542)
Decrease in accruals	823	742	1,584
Change in working capital (liabilities)(2)	(865)	71	149
Income taxes received	250	284	88
Dividends received	66	59	39
Cash generated from operations	13,620	13,766	18,132
Net interest paid	(2,812)	(2,722)	(3,816)
Net cash provided by operating activities	10,808	11,044	14,316

Cash flows from investing activities
Cash outflows from investments in intangible assets	(404)	(485)	(844)
property, plant and equipment	(3,819)	(3,166)	(5,187)
financial assets	(665)	(213)	(373)
consolidated companies	(209)	(35)	(275)
Cash inflows from disposition of intangible assets	11	22	24
property, plant and equipment	486	686	1,055
financial assets	360	1,124	1,569
shareholdings in consolidated companies and business units	1	1,502	1,510
Net change in short-term investments and marketable securities	(113)	(2,891)	(18)
Other	0	0	466
Net cash used for investing activities	(4,352)	(3,456)	(2,073)
Cash flows from financing activities
Net repayment of short-term debt	(8,916)	(6,522)	(9,214)
Issuance of medium and long-term debt	155	6,869	6,951
Repayment of medium and long-term debt	(418)	(2,209)	(2,879)
Dividends paid	(178)	(79)	(92)
Proceeds from exercise of stock options	15	10	15
Change in minority interests	0	(11)	(7)
Net cash used for financing activities	(9,342)	(1,942)	(5,226)
Effect of foreign exchange rate changes on cash and cash equivalents	5	(20)	(43)

Net increase (decrease) in cash and cash equivalents	(2,881)	5,626	6,974
Cash and cash equivalents, at beginning of the period	8,686	1,712	1,712
Cash and cash equivalents, at end of the period	5,805	7,338	8,686

(1)        Changes in receivables, other assets, inventories, materials and supplies and prepaid expenses and deferred charges.

(2)        Changes in other liabilities (which do not relate to financing activities) and deferred income.

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

Note (1) Summary of presentation principles

Our condensed consolidated financial statements (unaudited) as of September 30, 2004 and December 31, 2003 and for the three months and the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003, have been prepared in accordance with the requirements of the German Commercial Code (Handelsgesetzbuch — HGB) and the German Stock Corporation Law (Aktiengesetz — AktG).

These condensed consolidated financial statements are unaudited. In management’s opinion, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. These financial results should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2003 and our report on Form 6-K filed on September 9, 2004.

Note (2) Changes within the consolidated Group

The Deutsche Telekom Group sold shareholdings in various companies last year which were included (some ratably) in the condensed consolidated financial statements as of September 30, 2003. These were, at T-Com, the remaining cable businesses, at T-Mobile, Niedermeyer in Austria, at T-Systems, predominantly TeleCash GmbH, SIRIS S.A.S. and Multilink SA, and at T-Online, Auto.T-Online. The T-Online division acquired the Scout24 group, the results of which are reflected in the first nine months of 2004. The following table shows the effects of the new acquisitions and disposals on the individual line items of the consolidated statement of income for the first nine months of 2004.

	T-Mobile	T-Com	T-Systems	T-Online	Total
	(millions of €)

Net revenue	(99)	(127)	(149)	53	(322)
Cost of sales	78	80	139	(19)	278
Gross profit (loss)	(21)	(47)	(10)	34	(44)
Selling costs	22	32	16	(21)	49
General and administrative costs	8	50	11	(11)	58
Other operating income	(1)	(468)	(109)	3	(575)
Other operating expenses	0	100	25	(12)	113
Operating results	8	(333)	(67)	(7)	(399)
Financial expense, net	0	0	4	0	4
Results from ordinary business activities	8	(333)	(63)	(7)	(395)
Income taxes	0	179	1	(2)	178
Income (loss) after taxes	8	(154)	(62)	(9)	(217)
Income applicable to minority shareholders	0	0	0	(1)	(1)
Net income (loss)	8	(154)	(62)	(10)	(218)

Note (3) Other operating income

The components of other operating income for the nine months ended September 30, 2004 and 2003 are as follows:

	For the nine months ended September 30,
	2004	2003
	(millions of €)

Reversal of accruals	600	536
Income from write-up of noncurrent assets	2,448	8
Income from the dispositions of noncurrent assets (Including sales of investments)	267	1,240
Income from the reversal of valuation adjustments (including asset-backed securities)	458	510
Cost reimbursements	270	385
Foreign currency transaction gains	98	248
Insurance compensation	34	51
Refund of value-added-tax	22	41
Other income	661	655
Total	4,858	3,674

Other operating income increased by EUR 1.2 billion, or 32.2%, year-on-year, primarily due to the write-up of U.S. mobile communications licenses in the amount of EUR 2.4 billion.  In the first nine months of 2003, other operating income consisted mainly of income from the sale of financial assets, which did not arise on a comparable level in the first nine months of 2004.

Note (4) Other operating expenses

The components of other operating expenses for the nine months ended September 30, 2004 and 2003 are as follows:

	For the nine months ended September 30,
	2004	2003
	(millions of €)

Amortization of goodwill	1,859	1,907
Foreign currency transaction losses	140	274
Losses on disposition of noncurrent assets	104	160
Other operating expenses	2,305	1,256
Total	4,408	3,597

Other operating expenses increased by EUR 0.8 billion, or 22.5%, year-on-year, primarily as a result of the recognition of accruals relating to the winding up of the U.S. mobile communications joint venture totaling EUR 0.6 billion.  The increased workforce and the associated rise in personnel costs at Vivento also contributed to this increase.

Note (5) Financial expense, net

The components of financial expense, net for the three- and nine-months ended September 30, 2004 and 2003 are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
	(millions of €)

Net interest expense	(836)	(888)	(2,604)	(2,818)
Income related to associated and related companies	43	103	41	104
Write-downs on financial assets and marketable securities	0	(4)	(21)	(20)
Financial expense, net	(793)	(789)	(2,584)	(2,734)

The decrease in net financial expense was mainly attributable to lower interest expense related to continued debt reduction. In addition, increased income related to companies accounted for under the equity method had a positive effect on the income related to associated and related companies, offset, in part, by EUR 0.1 billion in losses related to the investment in Toll Collect.

Note (6) Income Taxes

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
	(millions of €)

Income taxes	(483)	(57)	(1,221)	137

Our domestic combined income tax rate for the first nine months of 2004 was 39%, consisting of a corporate income tax of 25%, a trade earnings tax (at an average rate) and a solidarity surcharge levied at 5.5% on corporate income tax.

The Reductions of Tax Concessions Act introduced a limitation on the use of loss carryforwards (so-called minimum taxation) for corporate income tax and trade tax with effect from 2004. Deutsche Telekom therefore incurred corporate income tax and trade tax expense, despite the existence of net operating loss carryforwards. There was an additional tax expense as a result of the recognition of deferrd tax liabilities (EUR 0.6 billion) from the write-up of U.S. mobile communications licenses. The tax income reported for the first nine months of 2003 mainly relates to corporate income tax of EUR 0.4 billion for T-Mobile International AG & Co .KG. This was a one-time effect.

Note (7) Personnel

	For the three months ended September 30,		For the nine months ended September 30,
	2004	2003	2004	2003
	(millions of €)

Personnel costs	(3,310)	(3,421)	(10,103)	(10,323)

In the first nine months of 2004, personnel costs were EUR 0.2 billion or 2.1% lower year-on-year. This reduction is due, in part, to a decline in the number of employees, which decreased both on average and at the balance sheet date. Staff reductions, at T-Com and T-Systems in particular, were offset by staff increases at T-Mobile (especially T-Mobile USA) and T-Online (acquisition of the Scout24 group) and increases in personnel costs at Vivento as described in Note 4 above.  In addition, the first nine months of 2003 contain charges relating to currency translation effects and adjusted discount rates applied to pension accruals (AML). Collectively agreed wage and salary increases partly offset this reduction.

Average number of employees

	For the nine months ended September 30,				For the year ended December 31,
	2004	2003	Change	% Change	2003

Civil servants	48,886	50,067	(1,181)	(2.4)	49,998
Non-civil servants	199,284	201,951	(2,667)	(1.3)	201,265
Deutsche Telekom Group	248,170	252,018	(3,848)	(1.5)	251,263
Trainees and student interns	9,607	9,809	(202)	(2.1)	9,958

Number of employees as of the balance sheet date

	As of September 30,				As of December 31,
	2004	2003	Change	% Change	2003

Civil servants	47,771	49,775	(2,004)	(4.0)	49,793
Non-civil servants	200,120	200,199	(79)	(0.04)	198,726
Deutsche Telekom Group	247,891	249,974	(2,083)	(0.8)	248,519
Trainees and student interns	11,753	11,992	(239)	(2.0)	11,554

Note (8) Depreciation and amortization

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(millions of €)

Amortization of intangible assets	(1,128)	(1,169)	(3,380)	(3,517)
of which: UMTS licenses	(150)	(149)	(451)	(448)
of which: U.S. mobile communications licenses	(137)	(127)	(379)	(392)
of which: goodwill	(623)	(637)	(1,859)	(1,907)
Depreciation of property, plant and equipment	(1,863)	(1,996)	(5,642)	(6,129)
Total depreciation and amortization	(2,991)	(3,165)	(9,022)	(9,646)

The decrease in depreciation and amortization is mainly a result of lower depreciation of property, plant and equipment, which in turn is a consequence of restrained capital expenditure in recent periods.

Note (9) Noncurrent assets

The components of noncurrent assets as of September 30, 2004 and December 31, 2003 are as follows:

	As of
	September 30, 2004	December 31, 2003
	(millions of €)

Intangible assets	45,629	45,193
of which: goodwill	23,269	24,513
of which: UMTS licenses	9,899	10,260
of which: U.S. mobile communications licenses	10,389	8,179
Property, plant and equipment	44,928	47,268
Financial assets	3,534	3,190
Total noncurrent assets	94,091	95,651

Intangible assets increased by around EUR 0.4 billion compared with December 31, 2003 to EUR 45.6 billion. In addition to currency translation effects, the increase is primarily due to the write-up of mobile communications licenses in the United States in the amount of EUR 2.4 billion. The decrease in property, plant, and equipment is due in particular to depreciation charges, which substantially exceed the volume of new capital expenditures.

Investments

Investments for the nine months ended September 30, 2004 and 2003 are as follows:

	For the nine months ended September 30,
	2004	2003
	(millions of €)

Intangible assets	566	425
Property, plant and equipment	3,411	3,134
Financial assets	863	444
Total investments	4,840	4,003

The increased spending on intangible assets is due primarily to goodwill from the acquisition of the Scout24 group. Investments in property, plant, and equipment mainly relate to transmission platform upgrades, the access network at T-Com, and the expansion of T-Mobile’s mobile communications network. The increase in financial assets is primarily driven by additions at associated companies.

Note (10) Shareholders’ equity

The components of shareholders’ equity as of September 30, 2004 and December 31, 2003 are as follows:

	As of
	September 30, 2004	December 31, 2003
	(millions of €)

Capital stock	10,746	10,746
Additional paid-in capital	50,107	50,092
Retained earnings	248	248
Unappropriated net loss carried forward	(23,311)	(24,564)
Net income	3,211	1,253
Cumulative translation adjustment account	(7,376)	(8,017)
	33,625	29,758
Minority interest	4,237	4,053
Total shareholders’ equity	37,862	33,811

Shareholders’ equity rose substantially compared with December 31, 2003, primarily as a result of reduced losses from exchange rate translation adjustments of foreign Group companies and an increase in net income.

2,670,828 treasury shares were held at September 30, 2004.

Note (11) Liabilities

The components of liabilities as of September 30, 2004 and December 31, 2003 are as follows:

	As of
	September 30, 2004	December 31, 2003
	(millions of €)

Debt
Bonds and debentures	43,542	51,613
Liabilities to banks	3,147	3,798
	46,689	55,411
Other liabilities	8,887	10,451
Total liabilities	55,576	65,862

Note (12) Guarantees and commitments, and other financial obligations

Guarantees and commitments, and other financial obligations increased by EUR 0.7 billion in the reporting period. This increase, which was mainly due to the increase in purchasing and leasing obligations, was partly offset by a decrease in special pension fund and guarantee obligations.

Note (13) Segment information in accordance with SFAS 131

The structure of the segments has been adjusted to reflect the revised reporting structure at T-Com and T-Systems. The Toll Collect joint venture has been managed by and reported under the T-Systems segment since April 1, 2004. For segment reporting purposes, the net carrying amounts of investments and accruals as well as their effects on the statement of income are no longer shown under T-Com, but under T-Systems. To facilitate comparison, prior-year figures and the figures for the first quarter of 2004 have been adjusted to reflect the changes described above.  All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, “Segment Reporting” (GAS 3).

The following tables give an overall summary of our segments for the full 2003 financial year as well as for the third quarters and first nine months of both 2003 and 2004. In addition to the amounts disclosed for the segments, there is also a reconciliation line.

For the year ended December 31, 2003	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)

T-Com(1)	25,116	4,090	29,206	(5,169)	(315)	31	4,690
T-Mobile	21,572	1,206	22,778	(5,196)	(992)	97	831
T-Systems(1)	7,184	3,430	10,614	(1,499)	(39)	(447)	(581)
T-Online(2)	1,662	189	1,851	(430)	110	90	104
Group Headquarters & Shared Services	304	3,964	4,268	(881)	(2,874)	(3)	(4,071)
Reconciliation	—	(12,879)	(12,879)	291	334	(23)	425
Group	55,838	—	55,838	(12,884)	(3,776)	(255)	1,398

For the three months ended September 30, 2004	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)

T-Com (1)	6,007	799	6,806	(1,158)	37	8	1,455
T-Mobile	6,273	206	6,479	(1,282)	(241)	38	1,287
T-Systems(1)	1,747	817	2,564	(342)	(8)	(1)	39
T-Online(2)	419	45	464	(112)	29	(3)	24
Group Headquarters & Shared Services	78	1,086	1,164	(180)	(678)	2	(799)
Reconciliation	—	(2,953)	(2,953)	83	25	(1)	(32)
Group	14,524	—	14,524	(2,991)	(836)	43	1,974

For the three months ended September 30, 2003	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com(l)	6,152	952	7,104	(1,265)	(60)	37	1,255
T-Mobile	5,632	288	5,920	(1,298)	(216)	27	239
T-Systems(l)	1,798	819	2,617	(373)	(6)	(43)	(34)
T-Online(2)	413	40	453	(104)	26	97	103
Group Headquarters & Shared Services	82	974	1,056	(195)	(659)	(5)	(878)
Reconciliation	—	(3,073)	(3,073)	70	27	(14)	6
Group	14,077	—	14,077	(3,165)	(888)	99	691

For the nine months ended September 30, 2004	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com(l)	18,114	2,549	20,663	(3,546)	28	30	4,259
T-Mobile	17,956	704	18,660	(3,786)	(667)	134	3,289
T-Systems(l)	5,282	2,382	7,664	(1,032)	(19)	(145)	(189)
T-Online(2)	1,328	129	1,457	(332)	84	(3)	106
Group Headquarters & Shared Services	242	3,166	3,408	(565)	(2,026)	8	(2,794)
Reconciliation	—	(8,930)	(8,930)	239	(4)	(4)	55
Group	42,922	—	42,922	(9,022)	(2,604)	20	4,726

For the nine months ended September 30, 2003	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)
T-Com(l)	18,716	3,031	21,747	(3,865)	(291)	55	3,569
T-Mobile	15,871	916	16,787	(3,857)	(817)	36	637
T-Systems(l)	5,267	2,477	7,744	(1,120)	(32)	(78)	(160)
T-Online(2)	1,209	138	1,347	(311)	86	91	126
Group Headquarters & Shared Services	225	2,995	3,220	(694)	(1,814)	2	(2,330)
Reconciliation	—	(9,557)	(9,557)	201	50	(22)	(59)
Group	41,288	—	41,288	(9,646)	(2,818)	84	1,783

(1)        Under new structure as described above.

(2)        Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in separate reports of T-Online International AG, which are calculated in accordance with IFRS.

Note (14) Subsequent events

Merger of T-Online International AG

On October 9, 2004, we announced our intent to pursue a statutory merger of T-Online International AG with and into Deutsche Telekom AG under the German Transformation Act.  We already own approximately 73.9% of T-Online’s outstanding shares.  The proposed merger involves a statutory  exchange of T-Online International AG shares for Deutsche Telekom AG shares.  Each of Deutsche Telekom AG and T-Online International AG have engaged a valuation specialist to support the determination of an appropriate share exchange ratio in connection with the merger.  The exchange ratio and other merger related agreements will be reviewed by an independent court-appointed merger auditor who will determine the appropriateness of such terms on behalf of both companies. We have also decided to initiate a voluntary cash tender offer to T-Online International AG shareholders at a cash price per T-Online share of EUR 8.99 in order to provide liquidity and price certainty to those shareholders that desire to dispose of their shares prior to the completion of the merger. The tender offer is expected to commence in November 2004 and remain open for the statutory maximum period of ten weeks.  Additionally, we intend to repurchase as many of our own shares during 2005 as are necessary to avoid or eliminate any increase in total shares outstanding as a result of the merger. The total cash outlay by us in connection with the merger is anticipated to be approximately EUR 2.9 billion, inclusive of the tender offer and repurchase of shares as mentioned above. However, the precise amount may vary depending on the number of shares that will ultimately be tendered (we have assumed that 50% of holders will tender).  The merger will be subject to approval by the shareholders of both T-Online and DTAG  (in the case of the latter, unless a statutory exemption should apply which is as yet uncertain) and it is hoped that the merger will be completed in the second half of 2005.

T-Mobile USA to acquire GSM networks in California and Nevada from Cingular

The U.S. Federal Communications Commission announced on October 26, 2004 that it has approved the planned acquisition by Cingular Wireless of AT&T Wireless Services, subject to certain conditions. The merger transaction had been approved by the U.S. Department of Justice on October 25, 2004. These approvals and the consummation of the merger satisfy certain conditions precedent that will allow T-Mobile USA to acquire from Cingular Wireless the GSM networks in California and Nevada for USD 2.5 billion as previously reported. This acquisition, which was announced on May 25, 2004, is expected to be consummated in the first quarter of 2005.

As previously reported, for German GAAP purposes, we recorded a charge of EUR 0.6 billion in connection with expected future losses relating to the dissolution of the joint venture with Cingular upon consummation of the transactions contemplated above.  However, for US GAAP purposes, no such charge was recorded since the dissolution of the joint venture was subject to certain conditions, which have now been satisfied.  Accordingly, for US GAAP purposes, we expect to record a charge, which is not yet reasonably estimable, in the fourth quarter, which will be reflected in the reconciliation of our results to U.S. GAAP included in the Annual Report on Form 20-F for the year ending December 31, 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2003 and our report on Form 6-K filed on September 9, 2004. Those financial statements have been prepared in accordance with the requirements of the German Commercial Code (HGB-German GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). For a discussion of the principal differences between German GAAP and U.S. GAAP as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity to U.S. GAAP, see “Reconciling Differences between German GAAP and U.S. GAAP” and notes (41) through (44) to the consolidated financial statements contained in our Annual Report on Form 20-F and our report on Form 6-K filed on September 9, 2004.

RECENT DEVELOPMENTS

Agenda 2004

Agenda 2004 supports our goal of the  growth of our business. This Group-wide program encompasses six initiatives. The focus and content of Agenda 2004 have been seminal to our realignment to the strategic growth areas of broadband/fixed network, business customers and mobile communications as discussed below.

Broadband

Broadband is a key issue for our future. In September 2004, four years after T-DSL was launched on the market, the five-millionth line went “online” in Germany. The target is for this figure to reach 10 million DSL lines by 2007. The success achieved up to now has also been the result of joint marketing activities by T-Com and T-Online. In order to offer customers an integrated product bundle and fulfill our objectives, our Board of Management and Supervisory Board have decided to merge T-Online AG with and into Deutsche Telekom AG as discussed below.

Business customers

Our selling power has been further increased by pooling the strengths of T-Com and T-Systems. The portfolio of attractive, advanced solutions for small and medium-sized enterprises has been expanded as a result of the coordination of sales activities and the optimization of processes. The success of the business customer initiative can be seen in revenue growth in these product areas.

Quality

The objective of the quality campaign is to improve the quality of products and services from the customer perspective. Employees from all business areas are working on a large number of projects to implement this quality drive, which aims to further improve customer satisfaction.

Innovation

Our sustained and profitable growth will be ensured through the development of new products and services. As part of the “Partners for Innovation” initiative launched in January 2004 by the German Chancellor Gerhard Schröder in cooperation with the worlds of politics, business and science, we have taken over management of the “Networked Worlds” ‘(vernetzte Welten)’ project. Since October 2004, it has been possible to experience our innovation potential first hand in the T-Gallery at Group Headquarters.

Efficiency

The efficiency campaign also continues to successfully support the strategy of the growth of our business by increasing productivity and constantly striving to improve efficiency. The measures that contribute toward the sustained  growth of our business are cost reductions and restrictions on investment, process optimization, synergies from the Group-wide use of technical platforms, reduction of the commitment of capital, coordination of procurement processes and optimization of the employment of capital through the disposal of noncurrent assets no longer needed for operations.

Human resources

The core issues of the human resources initiative are the employment alliance, Vivento, and the motivation and qualification campaign. The employment alliance has been implemented as planned following the passing of the amendment to the Act Concerning the Legal Provisions for the Former Deutsche Bundespost Staff ‘(Postpersonalrechtsgesetz - PostPersRG)’ by the German national parliament, the Bundestag, and the chamber representing the regions, the Bundesrat. The PostPersRG ensures funding for the reduction in weekly working hours for civil servants of Deutsche Telekom AG, thereby also ensuring the planned cost reduction. This means that the last hurdle toward implementation of the employment alliance has now been cleared, because the removal of the year-end bonus guaranteed in the PostPersRG will fund the planned reduction in weekly working hours for civil servants. The amended Act will come into effect in November 2004. Additionally, of the more than 19,000 employees assigned to Vivento, more than two thirds were in active positions (temporary and permanent) as of September 2004. The collective bargaining negotiations at T-Systems have been successfully completed.

Deutsche Telekom steps up efforts to implement new strategic focus

The strategic realignment announced by the Group is taking shape. The new rules of procedure and schedule of responsibilities for the Group Board of Management came into force on October 1, 2004. The three strategic business areas (SBAs) – Broadband/Fixed Network, Business Customers, and Mobile Communications – will be official reporting bodies with effect from January 1, 2005. T-Systems Business Services, the new business unit to be created as part of the Business Customers SBA that will support the Group’s medium-sized and large corporate customers, will be officially launched on January 1, 2005. This first major step in the strategic realignment is the logical consequence of a stronger focus on customers and their specific needs.

Walter Raizner appointed Member of the Board of Management for the Broadband/Fixed Network strategic business area

Our Supervisory Board has appointed Walter Raizner to the Group Board of Management effective November 1, 2004. Walter Raizner is the Board member responsible for the newly created Broadband/Fixed Network SBA, which combines the two divisions active in the consumer market, T-Com and T-Online. Walter Raizner also heads the T-Com Board of Management.

Deutsche Telekom launches integration of T-Online

On October 9, 2004, we announced our intent to pursue a statutory merger of T-Online International AG with and into Deutsche Telekom AG under the German Transformation Act.  We already own approximately 73.9% of T-Online’s outstanding shares.  The proposed merger involves a statutory  exchange of T-Online International AG shares for Deutsche Telekom AG shares.  Each of Deutsche Telekom AG and T-Online International AG have engaged a valuation specialist to support the determination of an appropriate share exchange ratio in connection with the merger.  The exchange ratio and other merger related agreements will be reviewed by an independent court-appointed merger auditor who will determine the appropriateness of such terms on behalf of both companies. We have also decided to initiate a voluntary cash tender offer to T-Online International AG shareholders at a cash price per T-Online share of EUR 8.99 in order to provide liquidity and price certainty to those shareholders that desire to dispose of their shares prior to the completion of the merger. The tender offer is expected to commence in November 2004 and remain open for the statutory maximum period of ten weeks.  Additionally, we intend to repurchase as many of our own shares during 2005 as are necessary to avoid or eliminate any increase in total shares outstanding as a result of the merger. The total cash outlay by us in connection with the merger is anticipated to be approximately EUR 2.9 billion, inclusive of the tender offer and repurchase of shares as mentioned above. However, the precise amount may vary depending on the number of shares that will ultimately be tendered (we have assumed that 50% of holders will tender).  The merger will be subject to approval by the shareholders of both T-Online and DTAG  (in the case of the latter, unless a statutory exemption should apply which is as yet uncertain) and it is hoped that the merger will be completed in the second half of 2005.

Framework Agreement in principle on T-Online merger

Deutsche Telekom AG and T-Online International AG have signed a framework agreement in which the parties have expressed their intention to pursue a statutory merger and have agreed to details of the intended future integration of T-Online into Deutsche Telekom as well as on procedural matters regarding the implementation of the proposed merger.

Toll Collect arbitration proceedings

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the “partners” and collectively, the “consortium”) entered into an agreement dated September 2002 and last amended in November 2002 (the “operating agreement”) with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) (the “Federal Republic”) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the “Toll Collect project.” The partners are responsible for the development of the toll collection system which will be built and operated by the joint venture Toll Collect GmbH (“Toll Collect”). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the  Toll Collect project include our equity interests therein which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the partners are paying under protest for contractual penalties relating to such delay in the amount of EUR 250,000 per day until March 1, 2004 and EUR 500,000 per day thereafter until the toll collection system is operational. Upon the planned accession to the operating agreement by Toll Collect, the Federal Republic will be able to request payment of penalties from either the partners or Toll Collect. Beside these penalties relating to delay, we believe that further penalties or liability for fault are excluded in the operating agreement until operations have commenced and have been accepted by the Federal Republic.

On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project. On April 23, 2004, the members of the Consortium and the Federal Republic entered into an Implementation Agreement in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004 and in which the Federal Republic agreed not to exercise any rights of termination which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29, 2004, including a revised phase-in period and new penalty provisions as previously reported. In addition, the joint and several guarantee by the consortium members that Toll Collect will duly perform its duties pursuant to the operating agreement, has been modified to extend to one year beyond phase 2 commencement. For more information, see “Liquidity and Capital Resources – Contractual Obligations and Other Commitments.”

On September 8, 2004, the Federal Republic provided us with notice that it has initiated arbitration proceedings and asserted claims for damages against the partners, DaimlerChrysler Services AG and Deutsche Telekom AG, and the consortium through the joint venture partnership, Toll Collect GbR.   The Federal Republic alleges various breaches of the operating agreement and breach of duties of care in connection with the negotiation and conclusion of the operating agreement.  On this basis, the Federal Republic has alleged initial claims for damages relating to lost toll revenues in the aggregate amount of approximately EUR 3.56 billion plus interest, contractual penalties (including penalties as a result of the members of the consortium allegedly not seeking the agreement of the Federal Republic before concluding certain subcontractor agreements) in the aggregate amount of approximately EUR 1.03 billion plus interest, and additional as yet unspecified damages. Further, the Federal Republic has demanded production of certain documents and compliance with other terms of the operating agreement.   On October 7, 2004, we, together with DaimlerChrysler and Cofiroute, appointed a second arbitrator.  We also provided a reply to the claims of the Federal Republic indicating, among other things, that we consider the claims of the Federal Republic as presented in the arbitration notice to be unsustainable. We intend to contest the Federal Republic’s claims vigorously.

Although the outcome of arbitration proceedings is difficult to predict with certainty, we have not established a reserve with respect to damages and any additional contractual penalties claimed by the Federal Republic, including with respect to claims relating to subcontractor agreements and delays in construction of infrastructure, as we believe the claims presented in the arbitration notice are unsustainable.

Slovak Telecom intends to acquire all shares in EuroTel Bratislava

Slovak Telecom (ST), our majority-owned subsidiary in Slovakia, plans to acquire the remaining 49% stake in its mobile communications arm, EuroTel Bratislava (EuroTel). An agreement to this effect was concluded on September 27, 2004 with the Atlantic West B.V. (Verizon Communications and AT&T Wireless) consortium. ST’s acquisition of the remaining 49% stake in EuroTel is a prerequisite for extending the successful cooperation between EuroTel and T-Mobile International. EuroTel is one of Slovakia’s two mobile communications providers. It has a market share of approximately 44%. Acquisition by ST of the remaining 49% stake is still subject to approval by the European Commission.

T-Systems wins major outsourcing projects

Deutsche Post AG and T-Systems revised the IT cooperation agreement signed in 2000 and extended the duration of the modified agreement. T-Systems will continue to provide Deutsche Post with desktop, computing, and corporate network services, including the integrated user helpdesk. As part of its managed desktop services, T-Systems will operate approximately 55,000 workstations for Deutsche Post. The services include infrastructure services for approximately 2,000 locations, software distribution for all workstations, and a centralized user help desk. Since T-Systems has not committed itself to specific providers in the area of computing services, it can offer optimum technical and financial conditions to run the 270 or so applications. In addition, the network infrastructure of Deutsche Post will be merged and entrusted to T-Systems together with corporate network services on the basis of the new MPLS (Multi Protocol Label Switching) technology. These networks interlink Deutsche Post sites, as well as approximately 55,000 PCs and computing centers. T-Systems also integrates customers of Deutsche Post into the corporate network.

Swiss Federal Railways (SBB) and T-Systems successfully completed one of Europe’s largest server-based computing projects. Over a period of seven months, approximately 10,000 workstatons were replaced as part of the OPUS innovation project, which standardized the office platform throughout the company. Thanks to this concept and the implementation of server-based computing with Citrix MetaFrame, SBB set a new milestone in the ICT market. SBB now has a uniform, state-of-the-art, standardized IT platform that enabled it to lower its operating expenses and enhance data security at the same time. T-Systems was also put in charge of the day-to-day operation of the new IT platform.

Sanlam, one of South Africa’s largest insurance groups, extended its outsourcing agreement with T-Systems for a further three years. The agreement covers the provision of both information and communication technology (ICT) services from the areas of networks, support of workstations, mainframe computers, and open systems services. The outsourcing will substantially increase Sanlam’s flexibility and provide the group with ICT infrastructure services that are tailored to its requirements. The agreement, which has a volume of ZAR 500 million (EUR 62 million), is an extremely large deal in the South African market.

T-Online’s music portal

Musicload, T-Online’s music portal, is one of Germany’s most successful providers in the Top 20 download charts. According to Media Control, Musicload had a 55% share in this business segment in September 2004. With over 350,000 titles and a daily average of 5,500 downloads in the third quarter of 2004, the portal is now one of the leading providers of legal music downloads in Germany. T-Online’s platform cooperates with all major record companies, but also with independent labels.

T-Mobile USA to acquire GSM networks in California and Nevada from Cingular

The U.S. Federal Communications Commission announced on October 26, 2004 that it has approved the planned acquisition by Cingular Wireless of AT&T Wireless Services, subject to certain conditions. The merger transaction had been approved by the U.S. Department of Justice on October 25, 2004. These approvals and the consummation of the merger satisfy certain conditions precedent that will allow T-Mobile USA to acquire from Cingular Wireless the GSM networks in California and Nevada for USD 2.5 billion as previously reported. This acquisition, which was announced on May 25, 2004, is expected to be consummated in the first quarter of 2005.

As previously reported, for German GAAP purposes, we recorded a charge of 0.6 billion in connection with expected future losses relating to the dissolution of the joint venture with Cingular upon consummation of the transactions contemplated above.  However, for US GAAP purposes, no such charge was recorded since the dissolution of the joint venture was subject to certain conditions, which have now been satisfied.  Accordingly, for US GAAP purposes, we expect to record a charge, which is not yet reasonably estimable, upon the consummation of the transactions discussed above.  Such charge will be reflected in the reconciliation of our results to U.S. GAAP included in the Annual Report on Form 20-F for the year ending December 31, 2004.

Deutsche Telekom AG intends to pay dividend for the 2004 financial year

The Board of Management intends to recommend a dividend of EUR 0.62 for the 2004 financial year. The final dividend will be dependent on the level of net income for the full year. The Board of Management, therefore, will recommend to the Supervisory Board, at its meeting to review the 2004 financial accounts, a dividend in the range of EUR 0.56 to EUR 0.62 per share (EUR 2.4 billion to EUR 2.6 billion in total). We are hopeful that the level of the dividend for 2004 will continue to be a minimum level for future years.  The further development of the dividend will depend on future levels of net income.

Moody’s upgrades Deutsche Telekom

The rating agency Moody’s upgraded our long-term senior unsecured ratings and those of our Dutch financing subsidiary, Deutsche Telekom International Finance B.V., from Baa2 to Baa1. The outlook for the further development of the rating is stable.

Majority-owned Croatian subsidiary Hrvatske telekomunikacije renamed T-Hrvatski Telekom

The rebranding of Croatian telecommunications provider Hrvatske telekomunikacije (HT) to T-Hrvatski Telekom took effect as of October 1, 2004, and marks the first appearance of Deutsche Telekom’s T-Com brand abroad. Croatian fixed-line subsidiary HTtel and Internet provider HTnet have now been combined to form the new T-Com brand under the umbrella of T-Hrvatski Telekom (T-HT). The rebranding of T-Hrvatski Telekom is a further step towards increasing customer retention and obtaining synergies through global marketing activities.  T-Mobile Croatia, a wholly owned subsidiary of T-Harvatski Telekom, has also adopted the new brand as a member of the T-Mobile International group.

Bid for UMTS license in Croatia

On October 18, 2004, the Croatian government announced that it would grant T-Mobile Croatia a UMTS license at a cost of HRK 132 million (approximately EUR 18 million) plus annual license fees. The license will be effective for 20 years.

T-Mobile plans a program to increase efficiency

T-Mobile has started planning a program to increase the efficiency of its European investments. The objective of this program is to reduce annual operating expenses by approximately EUR 1 billion by 2006. It is contemplated that approximately half of the projected savings will be reinvested in new products and services to generate growth.

Deutsche Telekom sells its remaining shares in SES Global

On November 17, 2004, we sold our  remaining 7.3% interest in the European satellite operator SES Global for approximately EUR 345 million. The proceeds from this sale will be used for debt reduction.

Implementation of International Financial Reporting Standards (IFRS)

In accordance with Regulation 1606/2002 of the European Parliament and of the Council of July 19, 2002, listed companies within the European Union are obliged to prepare their consolidated financial statements in accordance with the International Financial Reporting Standards for each financial year starting on or after January 1, 2005. IFRS will replace German GAAP for our external financial reporting as of January 1, 2005. The measures necessary for conversion have been initiated and are progressing on schedule.

U.S. GAAP Impairment Charge

For U.S. GAAP purposes, we perform our annual assessment of our carrying amounts relating to goodwill and intangible assets with indefinite useful lives for impairment as of the end of the third quarter. Although our assessment is not yet complete, it is probable that the U.S. GAAP carrying amounts of certain intangible assets at T-Mobile UK and Slovak Telecom exceed their fair values. Accordingly, we expect to record an aggregate impairment charge estimated at EUR 1.2 billion for U.S. GAAP purposes. Any such impairment charge will be reflected in the reconciliation of our results to U.S. GAAP included in the Annual Report on Form 20-F for the year ending December 31, 2004.  There will be no corresponding impairment charge for German GAAP purposes.

RESULTS OF OPERATIONS

The following table shows information concerning our condensed consolidated statements of income for the periods indicated.

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,
	2004	2003	2004	2003	2003
	(millions of €, except per share data)

Net revenue	14,524	14,077	42,922	41,288	55,838
Cost of sales	(7,849)	(7,828)	(23,185)	(23,138)	(31,402)
Gross profit	6,675	6,249	19,737	18,150	24,436
Selling costs	(3,014)	(3,266)	(9,583)	(9,821)	(13,505)
General and administrative costs	(1,060)	(1,264)	(3,294)	(3,889)	(4,976)
Other operating income	1,369	1,045	4,858	3,674	4,558
Other operating expenses	(1,203)	(1,284)	(4,408)	(3,597)	(5,084)
Operating results	2,767	1,480	7,310	4,517	5,429
Financial expense, net	(793)	(789)	(2,584)	(2,734)	(4,031)
of which: net interest expense	(836)	(888)	(2,604)	(2,818)	(3,776)
Results from ordinary business activities	1,974	691	4,726	1,783	1,398
Income taxes	(483)	(57)	(1,221)	137	225
Income after taxes	1,491	634	3,505	1,920	1,623
Income applicable to minority shareholders	(104)	(126)	(294)	(303)	(370)
Net income	1,387	508	3,211	1,617	1,253
Earnings per share(1) /ADS(2)	0.33	0.12	0.77	0.39	0.30

(1)        Earnings per share for each period are calculated by dividing net income by the weighted average number of outstanding shares.

(2)        One American Depository Share (ADS) corresponds in economic terms to one share of common stock of Deutsche Telekom AG.

Revenue

In the first nine months of 2004, net revenue amounted to approximately EUR 42.9 billion, approximately EUR 1.6 billion, or 4%, more than in the same period last year. Net revenue rose by approximately EUR 0.4 billion, or 3.2%, to over EUR 14.5 billion in the third quarter of 2004 as compared with the third quarter of 2003. Revenue was reduced throughout the reporting period by exchange rate effects amounting to approximately EUR 0.6 billion, in particular relating to the translation of U.S. dollars (USD) into euro. In addition, changes in the consolidated group, mainly deconsolidation of T-Com’s cable businesses, as well as certain deconsolidation measures at T-Systems, resulted in less revenue in 2004 from these entities than in 2003.

This revenue growth was driven by an increase in customer numbers at T-Mobile, particularly at T-Mobile USA. During the first nine months of 2004, T-Mobile recorded a revenue increase of 11.2% compared to the same period in 2003, and a 9.4% increase in the third quarter of 2004 when compared to the third quarter of 2003. The rate of revenue growth decreased during the first nine months of 2004 by exchange rate effects from the translation of U.S. dollars into euro amounting to approximately EUR 0.7 billion, as well as by the effect of the deconsolidation of the retail business Niedermeyer at T-Mobile Austria.

T-Online also made a positive contribution towards the Group’s revenue growth. The continuation of the broadband strategy resulted in a further increase in customer numbers and revenue for the division. Although the number of customers increased in the third quarter of 2004, revenue decreased compared to the second quarter of 2004 because of the broadband incentives described below.

T-Com’s revenue continued to fall in the third quarter of 2004. However, the decline in revenue was slower than in the first two quarters of the year. Compared with the third quarter of 2003, revenue decreased by 4.2% in the third quarter of 2004. Compared with the first nine months of 2003, revenue decreased 5% in the first nine months of

2004. After deducting the revenue of the remaining cable businesses that were sold as of March 1, 2003, revenue decreased year-on-year in the first nine months by 4.3%. The access business again made a positive contribution to the revenue of the division, due to price adjustments for analog lines and continued strong growth in the number of DSL lines. However, this contribution was offset, in part, by regulatory decisions. The introduction of call-by-call and carrier preselection resulted in losses of market share for call minutes. The continuing trend of direct network interconnection between other carriers, the reduction in interconnection charges, and declining revenue from the sale of terminal equipment, also contributed to the decline in segment revenue.

For both the third quarter and the first nine months of 2004, T-Systems’ revenue declined slightly compared with the respective prior-year periods. This was mainly attributable to the decline in revenue at the Telecommunications unit, caused by strong price and competitive pressure, which was almost fully offset by the positive revenue trend in the IT unit, which benefited in particular from revenue growth in Computing Services and Desktop Services.

The following table shows the contributions of our divisions to our total revenue before elimination of inter-segment revenue.

	For the nine months ended September 30,				For the twelve months ended December 31,
	2004	2003	Change	% Change	2003
	millions of € (except where indicated)

T-Com	20,663	21,747	(1,084)	(5.0)	29,206
T-Systems	7,664	7,744	(80)	(1.0)	10,614
T-Mobile	18,660	16,787	1,873	11.2	22,778
T-Online(1)	1,457	1,347	110	8.2	1,851
Group Headquarters & Shared Services	3,408	3,220	188	5.8	4,268
Total revenue	51,852	50,845	1,007	2.0	68,717
Inter-segment revenue	(8,930)	(9,557)	627	6.6	(12,879)
Net revenues	42,922	41,288	1,634	4.0	55,838

(1)        Amounts are presented in accordance with German GAAP, as applied throughout the Group, and differ from those published by T-Online International AG in accordance with IFRS.

The contribution of the divisions to Group revenue (after elimination of inter-segment revenue) is presented below:

Net revenue (excluding inter-segment revenue)

	For the nine months ended September 30, 2004	Proportion of net revenues of the Group	For the nine months ended September 30, 2003	Proportion of net revenues of the Group	Change	% Change	For the twelve months ended December 31, 2003
		(%)		(%)
	millions of € (except where indicated)

T-Com	18,114	42.2	18,716	45.3	(602)	(3.2)	25,116
T-Systems	5,282	12.3	5,267	12.8	15	0.3	7,184
T-Mobile	17,956	41.8	15,871	38.5	2,085	13.1	21,572
T-Online(1)	1,328	3.1	1,209	2.9	119	9.8	1,662
Group Headquarters & Shared Services	242	0.6	225	0.5	17	7.6	304
Net revenue	42,922	100.0	41,288	100.0	1,634	4.0	55,838

(1)        Amounts are presented in accordance with German GAAP, as applied throughout the Group, and differ from those amounts published by T-Online International AG in accordance with IFRS.

The T-Com and T-Mobile divisions continued to make the largest contribution to the Group’s net revenue, jointly generating over 80% of net revenue in nearly equal shares.

Year-on-year, the proportion of international revenue increased in both the third quarter and the first nine months of 2004. Revenue generated outside Germany accounted for 39.2% of total revenue in the third quarter of 2003 and 41.2% in the third quarter of 2004. In the first nine months of 2003, revenue generated outside of Germany accounted for 37.8% compared to 40.5% in the first nine months of 2004. The increase in international revenue is primarily attributable to the sustained positive development of revenue at T-Mobile USA. However, adverse exchange rate effects prevented the proportion of revenue generated outside Germany from being even higher. Revenue in Germany was on a par with prior-year levels, both for the third quarter and the first nine months.

Net revenue by geographic area

	For the nine months ended September 30,		Change	% Change	For the twelve months ended December 31, 2003
	2004	2003
	millions of € (except where indicated)

Net revenue	42,922	41,288	1,634	4.0	55,838
Domestic	25,560	25,689	(129)	(0.5)	34,691
International	17,362	15,599	1,763	11.3	21,147
of which: Europe (excluding Germany)	10,045	9,680	365	3.8	13,080
of which: North America	6,972	5,580	1,392	24.9	7,610
of which: Other	345	339	6	1.8	457

Cost of Sales

	For the nine months ended September 30,		Change	% Change	For the twelve months ended December 31, 2003
	2004	2003
	millions of € (except where indicated)

Total Group	(23,185)	(23,138)	(47)	(0.2)	(31,402)

The cost of sales remained almost constant for the first nine months of 2004 as compared with the first nine months of 2003. This development is primarily the result of increased cost of sales at T-Mobile, attributable in particular to higher numbers of subscribers at T-Mobile USA, offset in part by lower cost of sales at T-Com and T-Systems, primarily as a result of deconsolidations, cost savings and declines in revenue.

Gross Profit

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	19,737	18,150	1,587	8.7	24,436

Gross Profit increased by approximately EUR 1.6 billion in the first nine months of 2004 as compared with the first nine months of 2003 due to the positive development of revenues while the cost of sales remained largely unchanged. For this reason, the Gross Profit Margin increased to 46% as compared to 44% for the first nine months of 2003.

Selling Costs

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	(9,583)	(9,821)	238	2.4	(13,505)

Selling costs in the first nine months of 2004 were EUR 0.2 billion lower than the first nine months of 2003, primarily due to reduced selling costs at T-Com mainly as a result of reduced personnel and personnel-related costs and reduced expenses due to the transfer of employees to Vivento and  improvement in receivables management. The reduction in selling costs were offset in part by increased selling costs of T-Mobile USA mainly due to increased customer acquisition costs and television advertising costs, and increased commissions at T-Mobile Deutschland.

General and Administrative Costs

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	(3,294)	(3,889)	595	15.3	(4,976)

For the first nine months of 2004, general and administrative costs were reduced by EUR 0.6 billion as compared with the first nine months of 2003. This decrease is due primarily to the changes in the consolidated group and lower personnel costs, partly as a result of accrued expenses relating to pension costs for additional minimum liability recorded in 2003.

Other Operating Income

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	4,858	3,674	1,184	32.2	4,558

In the first nine months of 2004, other operating income increased by EUR 1.2 billion, or 32.2%, as compared to the first nine months of 2003, primarily due to the write-up of U.S. mobile communications licenses in the amount of EUR 2.4 billion. In the first nine months of 2003, other operating income consisted mainly of income from the sale of financial assets, which did not arise on a comparable level in the first nine months of 2004.

Other Operating Expenses

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	(4,408)	(3,597)	(811)	(22.5)	5,084

In the first nine months of 2004, other operating expenses increased by EUR 0.8 billion, or 22.5%, as compared with the first nine months of 2003, primarily attributable to the recognition of accruals totaling approximately EUR 0.6 billion relating to the future dissolution of the U.S. mobile communications joint venture with Cingular. The increased workforce and the associated increase in personnel costs at Vivento also contributed to this increase in expenses.

Financial expense, net

Financial expense, net consists primarily of net interest expense and results related to associated companies accounted for using the equity method of accounting.

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	(2,584)	(2,734)	150	5.5	(4,031)
of which, net interest expense	(2,604)	(2,818)	214	7.6	(3,776)

The decrease in financial expense, net was mainly attributable to lower interest expense related to continued debt reduction. In addition, to a lesser extent, increased income related to companies accounted for under the equity method had a positive effect on the income related to associated and related companies. This was offset, in part, by losses of approximately EUR 0.1 billion related to the investment in Toll Collect.

Results from ordinary business activities

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	4,726	1,783	2,943	n.m.	1,398

Results from ordinary business activities increased in both the third quarter of 2004, with a year-on-year increase of approximately EUR 1.3 billion, and during the first nine months of 2004 by approximately EUR 2.9 billion compared with the first nine months of 2003. In addition to the increase in revenue, results from ordinary business activities improved due to the write-up of U.S. mobile communications licenses (EUR 2.4 billion), which had a positive effect on other operating income. Lower net interest expense included in financial expense, net also contributed to an increase in results from ordinary business activities. These increases were offset, in part, by accruals (EUR 0.6 billion) relating to the future dissolution of the U.S. mobile communications joint venture.

Income Taxes

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	(1,221)	137	1,358	n.m.	225

Income tax expense was EUR 1.2 billion for the first nine months of 2004 as compared with an income tax benefit of EUR 0.1 billion in the first nine months of 2003. There was an additional tax expense of EUR 0.6 billion as a result of the recognition of deferred tax liabilities from the write-up of U.S. mobile communications licenses in the first nine months of 2004. The tax benefit reported in the first nine months of 2003 mainly relates to a one-time refund of corporate income tax (EUR 0.4 billion) paid to T-Mobile International.

Net income

	For the nine months ended September 30,			%	For the twelve months ended December 31, 2003
	2004	2003	Change	Change
	millions of € (except where indicated)

Total Group	3,211	1,617	1,594	98.6.	1,253

n.m. - not meaningful

In the first nine months of 2004, we almost doubled our net income to EUR 3.2 billion as compared to the first nine months of 2003. This is primarily a result of the increased results from ordinary business activities (EUR 2.9 billion) compared with the same period last year, offset, in part, by income tax effects (EUR 1.2 billion).  See discussions above for more information on the effect of other income statement items on net income.

SEGMENT ANALYSIS

Changes in Segment Composition

During the second quarter of 2003, DeTeMedien (T-Com) acquired all shares of t-info GmbH from T-Online, effective as of April 1, 2003.

Since April 1, 2004, the Toll Collect joint venture, formerly included in the T-Com segment, has been managed by and reported under the T-Systems segment. For segment reporting purposes, the net carrying amounts of investments and accruals as well as their effects on the statement of income are no longer shown under T-Com, but under T-Systems.

To facilitate comparison, prior-year figures and the figures for 2004 have been adjusted to reflect the changes described above.

Additionally, the Deutsche Telekom Group sold shareholdings in various companies last year which were included (some ratably) in the condensed consolidated financial statements as of September 30, 2003. These were, at T-Com, the remaining cable businesses, at T-Mobile, Niedermeyer in Austria, at T-Systems, predominantly TeleCash GmbH, SIRIS S.A.S. and Multilink SA, and at T-Online, Auto.T-Online. The T-Online division acquired the Scout24 group, the results of which are reflected in the first nine months of 2004.

Segment information for the first nine months of 2004 and 2003

The following tables give an overall summary of our segments for the first nine months of 2004 and 2003.

For the nine months ended September 30, 2004	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)

T-Com	18,114	2,549	20,663	(3,546)	28	30	4,259
T-Mobile	17,956	704	18,660	(3,786)	(667)	134	3,289
T-Systems	5,282	2,382	7,664	(1,032)	(19)	(145)	(189)
T-Online(1)	1,328	129	1,457	(332)	84	(3)	106
Group Head-quarters & Shared Services	242	3,166	3,408	(565)	(2,026)	8	(2,794)
Reconciliation	—	(8,930)	(8,930)	239	(4)	(4)	55
Group	42,922	—	42,922	(9,022)	(2,604)	20	4,726

For the nine months ended September 30, 2003	Net revenue	Intersegment revenue	Total revenue	Depreciation and amortization	Net interest income (expense)	Income (loss) related to associated and related companies	Income (loss) before income taxes
	(millions of €)

T-Com	18,716	3,031	21,747	(3,865)	(291)	55	3,569
T-Mobile	15,871	916	16,787	(3,857)	(817)	36	637
T-Systems	5,267	2,477	7,744	(1,120)	(32)	(78)	(160)
T-Online(1)	1,209	138	1,347	(311)	86	91	126
Group Head-quarters & Shared Services	225	2,995	3,220	(694)	(1,814)	2	(2,330)
Reconciliation	—	(9,557)	(9,557)	201	50	(22)	(59)
Group	41,288	—	41,288	(9,646)	(2,818)	84	1,783

(1)        Amounts are calculated in accordance with German GAAP as specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the separate reports of T-Online International AG, which are calculated in accordance with IFRS.

T-Com

T-Com is primarily responsible for our fixed-line network business and actively promotes our broadband initiative to increase the use of high-speed Internet communicatioin. Internationally, T-Com includes the results of T-Hrvatski Telekom in Croatia, MATÁV in Hungary (including Maktel in Macedonia) and Slovak Telecom in Slovakia. In Germany, T-Com’s business consists mainly of the provision and maintenance of the fixed-line network infrastructure and the support of residential customers, small and medium-sized business enterprises and carriers. This range of services is complemented by special additional services, such as public telephones, directory inquiries, call centers, and toll-free and shared-cost numbers.

	As of September 30, 2004	As of December 31, 2003	% Change(2)	As of September 30, 2003	% Change(2)
	millions(1)	millions(1)		millions(1)

Narrowband lines	54.9	55.5	(1.1)	55.6	(1.3)
Germany(3)	48.2	48.7	(1.0)	48.8	(1.2)
Standard analog lines	26.4	27.2	(2.9)	27.6	(4.3)
ISDN channels	21.8	21.5	1.4	21.2	2.8

Central and Eastern Europe(3)	6.7	6.8	(1.5)	6.8	(1.5)
MATÁV	3.5	3.5	—	3.5	—
Slovak Telecom	1.3	1.4	(7.1)	1.4	(7.1)
T-Hrvatski Telekom	1.9	1.9	—	1.8	5.6

Broadband lines	5.4	4.1	31.7	3.8	42.1
Germany (T-DSL)(4)	5.2	4.0	30.0	3.7	40.5
Central and Eastern Europe (ADSL)	0.2	0.1	n.m.	0.1	n.m.

Mobile communications subscribers	7.9	7.2	9.7	6.9	14.5
T-Mobile Hungary (formerly Westel)	4.0	3.8	5.3	3.6	11.1
T-Mobile Hrvatska (formerly HT Mobile)	1.4	1.3	7.7	1.4	—
EuroTel(5)	1.8	1.6	12.5	1.5	20.0
Mobimak(6)	0.7	0.5	40.0	0.5	40.0

n.m. – not meaningful

(1)        Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.

(2)        Calculated based on the figures shown.

(3)        Telephone channels, including telephone lines used within the Group.

(4)        Contracts sold.

(5)        EuroTel is consolidated at equity through Slovak Telecom.

(6)        Mobile subscribers numbers are presented as of the first quarter of 2004. Mobimak is fully consolidated through Maktel (through MATÁV).

T-Com actively promotes broadband services and plays a key role in increasing the use of high-speed Internet communication. The number of DSL broadband lines in operation increased 42.1% year-on-year to 5.4 million, of which 458,000 broadband lines (includes 85,000 DSL lines T-Com sold to competitors under resale agreements) were added in Germany in the third quarter of 2004.

In August and September 2004, T-Com and T-Online launched a competetivley priced broadband Internet starter offer for new T-DSL customers as part of their “three times zero” campaign. Under this plan, T-Online provids a credit to the user’s account equal to the activation charge for the T-DSL line. In addition, customers received a DSL modem free of charge and the first monthly charge for the T-Online dsl 1500 MB service is waived.

In Central and Eastern Europe, the number of DSL lines in operation increased by 157% year-on-year to 195,000 at the end of the first nine months of 2004. MATÁV recorded the strongest absolute growth, posting an increase of 123.9% over the prior-year period, bringing the total number of DSL lines in operation to more than 162,000. Both T-Hrvatski Telekom and Slovak Telekom also reported large gains in their broadband business.

An important element of T-Com’s broadband initiative is WLAN, the wireless access technology that can be used at home and at an ever increasing number of locations. In the third quarter of 2004, T-Com marketed 572,000 WLAN devices in Germany, an increase of 453,000 over the third quarter of 2003. By the end of September 2004, T-Com had signed approximately 4,000 contracts for HotSpots, public wireless local access networks, in Germany. In the past year, T-Com has established more than 2,500 HotSpots.

Since August 2, 2004, competitors of T-Com in Germany have had the option of offering DSL products based on T-Com’s infrastructure under their own name and for their own account. Since then, a number of competitors have signed contracts with T-Com for this purpose. T-Com is also making other upstream services available to its competitors, including subscriber line leasing and line sharing, enabling them to offer broadband access products to their customers. Effective July 1, 2004, the German telecommunications regulator lowered the activation and cancellation charges for the subscriber line by an average ranging from 10.8% to 36.1%. The monthly line-sharing charge was lowered from EUR 4.77 to EUR 2.43 in July 2004 as required by the German telecommunications regulator.

At 21.8 million at the end of the third quarter of 2004, the number of T-ISDN channels was 0.5% lower than at the end of the second quarter of 2004, attributable largely to the discontinuation of the price bundling advantage from ordering T-DSL together with T-ISDN. The number of narrowband lines in operation at the end of the third quarter of 2004 was 1.3% lower than at the end of the third quarter of 2003, primarily due to substitution by mobile communications and the migration of subscribers to competitors, which trend is expected to continue.

The loss of market share for call minutes, much of which is attributable to the regulatory environment, continued to slow to some extent in the third quarter of 2004. In the local network, competitors accounted for more than 25% of the market at the end of the third quarter of 2004. T-Com is offering attractive new rate plans to stabilize its market shares. With the new optional calling plan “enjoy” available since July 2004, T-Com customers can call within the German fixed network for 12 cents for each hour or part thereof per call. Since September 2004, T-Com has been offering a new rate plan to its customers, “CountrySelect,” which has been given provisional approval by the German telecommunications regulator. Under this plan, subscribers can communicate with 221 foreign destinations at preferential rates.

To further increase customer satisfaction, T-Com launched its “Perform+” quality campaign in the third quarter of 2004. Measures implemented in the consumer sector included steps to improve coordination between T-Com and T-Online to offer seamless support to subscribers of T-DSL lines. After a successful pilot project carried out in conjunction with Perform+, larger T-Punkt stores now have “Welcome Managers” to receive customers and reduce waiting times. Perform+ projects aimed at improving service for business customers include measures to further build up the competence of sales support staff, speed up the billing process, and improve complaints management.

	For the three months ended September 30,		% Change	For the nine months ended September 30,		% Change	For the twelve months ended December 31, 2003
	2004	2003		2004	2003
	millions of € (except where indicated)

Total revenue	6,806	7,104	(4.2)	20,663	21,747	(5.0)	29,206
Domestic	5,791	6,119	(5.4)	17,756	18,856	(5.8)	25,351
Central and Eastern Europe	1,015	985	3.0	2,907	2,891	0.6	3,855
Results from ordinary business activities(2)	1,455	1,255	15.9	4,259	3,569	19.3	4,690
Financial income (expense), net(2)	45	(23)	n.m.	58	(236)	n.m.	(284)
Depreciation and amortization	(1,158)	(1,265)	8.5	(3,546)	(3,865)	8.3	(5,169)
Other taxes	(8)	(5)	(60.0)	(26)	(14)	(85.7)	(21)
Number of employees(1)	125,914	138,331	(9.0)	125,799	141,620	(11.2)	139,548

n.m. – not meaningful

(1)        Average number of employees during the period.

(2)        T-Systems rather than T-Com, has  been responsible for Toll Collect since April 1, 2004. Prior-period comparatives have been restated accordingly.

With total revenue of EUR 20.7 billion in the first nine months of 2004, T-Com was again the largest contributor to revenue in the Deutsche Telekom Group. Revenue was 5% lower than the first nine months of 2003 (4.3% excluding the remaining cable businesses that were sold as of March 1, 2003). Reduced revenue from other divisions within the Group also contributed to the overall decline in revenue, primarily as a result of continued cost cutting pressures throughout the Group.  The call-by-call and preselection plans offered by T-Com’s competitors continued to erode market share and revenue in Germany. Domestic revenue was also impacted by an average of 9.5% reduction in interconnection charges in December 2003 and the continued trend of direct interconnection between other carriers as well as, to a lesser extent, by the transfer of the communications networks unit from Network Projects & Services GmbH to the newly established Vivento Technical Services GmbH & Co. KG.

For the first nine months of 2004, T-Com’s revenue from access business increased compared with the first nine months of 2003, primarily as a result of the rate adjustment for analog lines as part of the price cap measures taken as of September 1, 2003 and the continued growth of T-DSL lines in operation. However, call revenue for the third quarter of 2004 was lower than the third quarter of 2003 due to regulatory factors which resulted in continued loss of market share, and the tendency of customers to schedule their calling activities those times when optional lower-rate calling plans are in effect.

Revenue generated from terminal equipment business also decreased partly as a result of the reduced demand for leasing conventional corded telephones and communications systems for business customers. Revenue from data communications also decreased due in part to weaker demand for in-house telecommunications networks.

The continued trend of direct network interconnection between other carriers and the 9.5% average reduction of interconnection charges that took effect in December 2003 caused the revenue from Carrier Services to decline. The decrease was also due, in part, to price reductions for narrowband and broadband Internet Service Provider (ISP) services. This revenue decrease was partly offset by the slight growth in the subscriber line sector.

For the third quarter of 2004, total revenue of the Central and Eastern European subsidiaries was 3% higher than the third quarter of 2003. For the first nine months of 2004, total revenue increased by 0.6% to EUR 2.9 billion as compared with the first nine months of 2003. While MATÁV and Slovak Telecom reported lower revenues from the fixed-line and carrier services businesses, T-Hrvatski Telekom’s total revenue for the first nine months of 2004 was 6.0% higher than for the first nine months of 2003. Positive currency translation effects at Slovak Telecom and T-Hrvatski Telekom more than offset the negative currency translation effects at MATÁV. Due to continuing deregulation and increased competitive pressures, the revenue generated by the Central and Eastern European subsidiaries in the fixed-line network decreased, but this decline was more than offset by the growth in the mobile communications and broadband businesses.

Results from ordinary business activities for the first nine months of 2004 increased by EUR 0.7 billion to EUR 4.3 billion, primarily as a result of efficiency enhancement measures and staff reductions in Germany and Central and Eastern Europe. The results for the first nine months of 2003 were also impacted by the proceeds from the sale of the remaining cable companies and by the adjustment of the discount rate applied to pension accruals, voluntary redundancy payments, and transfer payments to Vivento, each of which were not repeated in the results for the first nine months of 2004. Additionally, in the first nine months of 2004, T-Com experienced lower cost of sales, administrative expenses and selling costs, primarily as a result of the headcount reduction program. For the first nine months of 2004, T-Com contributed EUR 6.4 billion to net cash provided by operating activities.

The average number of employees at T-Com in the first three quarters of 2004 declined 11.2% to 125,799, including 30,788 employees in Central and Eastern Europe, primarily as a result of the transfer of employees to Vivento, voluntary redundancy programs, natural fluctuation and terminations. More than 2,000 T-Com employees were transferred to Vivento in the first nine months of 2004. The increase in the average employee head count in the second and third quarters of 2004 was a result of the employment alliance and the organizational takeover of the financial and accounting department by Group Headquarters. As a result of the workforce reduction program, T-Com’s personnel costs decreased.  T-Com no longer contributes payments to Vivento for employees previously transferred, thus reducing personnel costs of T-Com on a going forward basis.

T-Com’s capital expenditures in the first nine months of 2004 was EUR 1.4 billion, 10.7% higher than the first nine months of 2003. In Germany, T-Com intensified its capital spending on transmission platforms, access networks and

T-DSL technology. For the first nine monhs of 2004, investments in intangible assets and property, plant and equipment in the Central and Eastern European subsidiaries grew by 7.3% as compared to the first nine months of 2003, due primarily to the accelerated roll-out of the next generation network at Slovak Telecom. Capital spending at MATÁV also increased during the first nine months of 2004 due to the substantial expansion of the DSL network.

T-Mobile

T-Mobile International Holding GmbH currently provides mobile communications services through its majority shareholdings in Germany, the United Kingdom, the United States, Austria, the Netherlands and the Czech Republic. In addition, T-Mobile International holds minority shareholdings in Poland and other countries.

	As of March 31, 2004	As of June 30, 2004	As of September 30, 2004	As of December 31, 2003	% Change(3)	As of September 30, 2003	% Change(3)
	(millions, except percentages)

Mobile communications subscribers
Total(1)	63.4	65.7	67.2	61.1	10.0	57.7	16.5
of which: T-Mobile Deutschland	26.7	27.1	27.4	26.3	4.2	25.6	7.0
of which: T-Mobile USA	14.3	15.4	16.3	13.1	24.4	12.1	34.7
of which: T-Mobile UK(2)	14.3	14.9	15.2	13.6	11.8	12.4	22.6
of which: T-Mobile Austria	2.0	2.0	2.0	2.0	0.0	2.0	0.0
of which: T-Mobile CZ	4.0	4.1	4.1	3.9	5.1	3.7	10.8
of which: T-Mobile Netherlands	2.1	2.2	2.3	2.0	15.0	1.8	27.8

(1)        Number of subscribers of the fully consolidated subsidiaries included within our T-Mobile division including subscribers of Virgin Mobile who use our T-Mobile UK network.

(2)        Including subscribers from Virgin Mobile. Virgin Mobile customers will continue to be reflected in T-Mobile’s subscriber base as long as they continue to be routed through T-Mobile’s network.

(3)        Percentages calculated on the basis of figures shown.

In the third quarter of 2004, T-Mobile gained approximately 1.6 million new customers, including approximately 1.3 million subscribers with postpay contracts, as compared to the second quarter of 2004. Compared to the third quarter of 2003, the number of customers increased by 9.5 million, or approximately 16.5%. The number of net additions in the third quarter of 2004 was approximately 430,000 higher than in the third quarter of 2003. The proportion of fixed-term contract subscribers is now over 50%.

In the third quarter of 2004, T-Mobile USA accounted for over 50% of net additions as compared with the second quarter of 2004. This performance by T-Mobile USA was the second-best among the nationwide mobile communications providers in the United States.

ARPU Reconciliation(1)

Average Revenue per User (ARPU). We use ARPU to measure the average monthly services revenues on a per subscriber basis. We believe that ARPU provides management with useful information concerning the financial performance of our product and service offerings and our ability to attract and retain high-value customers. We calculate ARPU as services revenues generated by subscribers (revenues for originating and terminating voice calls and data revenues), including our subscribers’ roaming revenues and monthly subscription fees, divided by our average subscribers for the period. The revenues we use in the calculation of ARPU exclude revenues from equipment sales and customer activations because they do not represent ongoing subscriber revenue streams and revenues from visitor roaming, virtual network operators and other revenues because they are not generated directly by our subscribers. Non-GAAP financial measures are not prepared in accordance with German GAAP or U.S. GAAP and are not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies. Non-GAAP financial measures should not be viewed in isolation or as an alternative to other figures reported under German GAAP or U.S. GAAP.

For the three months ended September 30, 2004	T-Mobile Deutschland	T-Mobile USA	T-Mobile UK(2)	T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands
	millions of € (except where indicated)

Total revenue(3)	2,238	2,477	1,106	222	213	270
less Terminal equipment	141	318	93	8	7	8
less Other(4)	123	148	58	26	19	21
Service revenue relevant to ARPU (CoS)	1,974	2,011	955	188	187	241
Average subscribers (in millions)	27.2	15.8	10.7	2.0	4.1	2.2
ARPU/month (in €)(5)	24	42	30	31	15	36

For the three months ended September 30, 2003	T-Mobile Deutschland	T-Mobile USA	T-Mobile UK(2)	T-Mobile Austria	T-Mobile CZ	T-Mobile Netherlands
	millions of € (except where indicated)

Total revenue(3)	2,208	1,974	1,090	277	195	225
less Terminal equipment	197	262	107	18	7	10
less Other(4)	80	136	111	67	14	16
Service revenue relevant to ARPU (CoS)	1,931	1,576	872	192	174	199
Average subscribers (in millions)	25.4	11.8	9.4	2.0	3.6	1.8
ARPU/month (in €)(5)	25	45	31	32	16	38

(1)        ARPU is a non-GAAP financial measure because it is calculated using subscriber service revenues. The closest GAAP measure is total revenues. Although management uses ARPU calculated using subscriber service revenues in the operation of our mobile business, for comparative purposes, monthly ARPU for the three months ended September 30, 2004 calculated using total revenue is as follows: T-Mobile Deutschland: 2004: EUR 27, 2003: EUR 29; T-Mobile USA: 2004: EUR 52, 2003: EUR 56; T-Mobile UK: 2004: EUR 34, 2003: EUR 39; T-Mobile Austria: 2004: EUR 37, 2003: EUR 46; T-Mobile CZ: 2004: EUR 17, 2003: EUR 18; and T-Mobile Netherlands: 2004: EUR 41, 2003: EUR 42.

(2)        Excluding subscribers from Virgin Mobile.

(3)        These amounts relate to the companies’ respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.

(4)        Activation fees, virtual network operator (VNO) revenues, visitor revenues and other operating revenues.

(5)        Differences in the figures may be a result of rounding.

T-Mobile Deutschland recorded net additions of almost 300,000 in the third quarter of 2004. While the number of prepay customers decreased slightly, the number of fixed-term contract subscribers increased by 328,000. The churn rate grew slightly to 1.5%. ARPU increased by one euro to EUR 24.

T-Mobile USA gained approximately 901,000 customers in the third quarter of 2004 as compared to the second quarter of 2004. Monthly ARPU remained constant compared with the previous quarter, at USD 52; in euros, however, ARPU decreased slightly from EUR 43 to EUR 42 due to exchange rate fluctuations. The churn rate increased slightly compared with the second quarter of 2004 to 3.0% as a result of seasonal factors.

The number of T-Mobile UK subscribers grew by 308,000 in the third quarter of 2004 as compared with the second quarter of 2004. The churn rate increased to 2.5%. Growth in fixed-term contract subscribers increased by 83,000 in the third quarter. Measured in local currency, ARPU dropped from GBP 21 to GBP 20, which translates to a decrease from EUR 31 to EUR 30.

T-Mobile Austria had over 2 million customers at the end of the third quarter of 2004, which represents a slight decrease from the prior quarter. The proportion of fixed-term contract subscribers in the customer base increased in the third quarter, continuing the trend of the last few quarters. The churn rate decreased slilghtly and ARPU increased by one euro to EUR 31.

T-Mobile CZ added 55,000 new customers in the third quarter of 2004. Of these, 85% were fixed-term contract subscribers. Fixed-term contract subscribers accounted for 22% of T-Mobile CZ’s customer base at the end of the third quarter of 2003 and 25% at the end of the third quarter of 2004. ARPU remained constant at EUR 15.

T-Mobile Netherlands increased its subscriber base by 29,000 in the third quarter. ARPU fell year-on-year by two euros to EUR 36. T-Mobile Netherlands again recorded the highest ARPU of the European T-Mobile companies.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31,
	2004	2003	% Change	2004	2003	% Change	2003
	millions of € (except where indicated)

Total revenue(1) (2)	6,479	5,920	9.4	18,660	16,787	11.2	22,778
T-Mobile Deutschland (2)	2,238	2,208	1.4	6,520	6,297	3.5	8,479
T-Mobile USA(2)	2,477	1,974	25.5	6,867	5,423	26.6	7,416
T-Mobile UK(2)	1,106	1,090	1.5	3,347	3,186	5.1	4,303
T-Mobile Austria(2)	222	277	(19.9)	668	809	(17.4)	1,098
T-Mobile CZ (RadioMobil)(2)	213	195	9.2	603	564	6.9	768
T-Mobile Netherlands (Ben)(2)	270	225	20.0	787	626	25.7	861
Results from ordinary business activities	1,287	239	n.m.	3,289	637	n.m.	831
Financial income (expense), net	(203)	(189)	(7.4)	(533)	(781)	31.8	(895)
Depreciation and amortization	(1,282)	(1,298)	1.2	(3,786)	(3,857)	1.8	(5,196)
Other taxes	(26)	(22)	(18.2)	(77)	(75)	(2.7)	(94)
Investments in property, plant and equipment and intangible assets	(471)	(658)	28.4	(1,567)	(1,648)	4.9	(3,012)

Number of employees(3)	44,920	41,708	7.7	44,096	41,440	6.4	41,767

n.m. – not meaningful

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH, including T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA, Inc., Powertel, Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, T-Mobile Netherlands B.V., as well as minority shareholdings in OJSC Mobile TeleSystems, Russia (MTS) and Polska Telefonia Cyfrowa, Poland (PTC).

(1)        Total revenues include inter-segment revenues.

(2)        These amounts relate to the companies’ respective single-entity financial statements without reflecting consolidation adjustments or eliminations at the segment level.

(3)        Average number of empmloyees for the periods presented.

In the third quarter of 2004, almost all T-Mobile companies recorded quarter-on-quarter revenue growth. Revenue rose by over 11% in the first nine months of 2004 as compared with the first nine months of 2003, mainly as a result of the strong growth of the customer base. T-Mobile USA recorded the largest increase in revenue (26.6%) during the first nine months of 2004 as compared with the first nine months of 2003.  In Europe, only T-Mobile Austria recorded a decrease in revenue, mainly due to the deconsolidation of the retail business Niedermeyer. The T-Mobile companies in Germany, the United Kingdom, the Czech Republic and the Netherlands increased revenue as a result of continued customer growth.

The results from ordinary business activities in the third quarter of 2004 of EUR 1.3 billion reflected a decrease from the second quarter of 2004, primarily as a result of the write-up of mobile licenses (EUR 0.6 billion) in the U.S.  The decrease in results from ordinary business activities was offset, in part, by a below-average increase in cost of sales, as well as economies of scale and efficiency gains. The results from ordinary business activities in the first nine months of 2004 increased by approximately EUR 2.6 billion, primarily due to the write-up of U.S. mobile communications licenses in the amount of EUR 2.4 billion. Additionally, in the first nine months of 2004, T-Mobile recognized an accrual of approximately EUR 0.6 billion relating to the future dissolution of the U.S. mobile communications joint venture with Cingular.

Personnel costs at T-Mobile continued to increase at a slower rate than revenue. The number of employees in the United States increased in the third quarter of 2004 as compared with the first six months of 2004, which accounted for substantially all of the personnel increases in the segment as the figure in Europe remained virtually constant.

T-Systems

T-Systems provides information technology (IT) and telecommunications services in over 20 countries, but primarily in Germany and Europe. T-Systems provides its customers with a full range of services – from planning and implementation to operation – including network and systems infrastructure, communications and network services, comprehensive IT services and e-business solutions.

	As of September 30, 2004(1)	As of September 30, 2003(1)	% Change(1)	As of December 31, 2003(1)

Systems integration
Hours billed (millions)	8.7	8.5	2.2	11.2
Utilization rate (%)(2)	77.1	74.2	3.9	74.0
Computing services
Capacity of processors (MIPS)(3)	124,448	107,064	16.2	113,723
Number of servers managed and serviced	34,360	28,304	21.4	28,399
Mainframe utilization (%)	95.0	95.0	—	95.0
Desktop services
Number of workstations managed and serviced (millions)	1.3	1.3	(0.6)	1.2
Proportion of support activities, Germany (%)	60.2	63.6	(5.4)	60.6
Proportion of retail, Germany (%)	39.8	36.4	9.3	39.4

(1)        Calculated and rounded on the basis of precise figures.

(2)        Ratio of average number of hours billed to maximum possible hours billed per period.

(3)        Million instructions per second.

The successful implementation of the strategic Focus & Execution program, which aims to sharpen the focus of business activities and boost efficiency, continued to have a positive impact on the business performance of T-Systems in the third quarter of 2004. Although the market environment may still be characterized as sluggish, T-Systems improved its profitability, primarily as a result of optimization of its cost structures. Marketing activities also produced positive effects at the Computing Services und Desktop Services units.

As a result of new customer projects, at September 30, 2004, the Computing Services service line substantially increased the number of servers managed and serviced by 21.4%, and the available processor capacity by 16.2%, as compared to September 30, 2003.  The rate of utilization of mainframe computers remained stable at a high level. Strong customer demand and higher capital expenditures by customers lead to this increase in capacity utilization. During the third quarter of 2004, the number of IT workstations managed and serviced by the Desktop Services service line on customers’ premises increased over the preceding quarter, but decreased slightly as compared to the third quarter of 2003, primarily as a result of a decrease in the proportion of support activities relative to hardware serviced.  The Systems Integration service line continues to operate in a market characterized by strong competition and cost pressure. However, utilization rates were substantially higher than the corresponding rates of both the second quarter of 2004 and the third quarter of 2003, mainly due to capacity adjustments and the 2.2% increase in hours billed in the first nine months of 2004 as compared with the first nine months of 2003.

The volume of business conducted in the Telecommunications unit declined again in the third quarter of 2004 largely due to strong price and competitive pressures that continue to prevail in many areas of the market and the decreased revenue from the carrier business, particularly outbound voice traffic from Germany. In addition, the sale of TeleCash, T-Systems SIRIS, T-Systems MultiLink, and T-Systems Card Services in 2003 resulted in no corresponding revenues from these entities in 2004.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31,
	2004	2003	% Change	2004	2003	% Change	2003
	millions of € (except where indicated)

Total revenue(1)	2,564	2,617	(2.0)	7,664	7,744	(1.0)	10,614
Results from ordinary business activities	39	(34)	n.m.	(189)	(160)	(18.1)	(581)
Financial income (expense), net	(9)	(49)	81.6	(164)	(110)	(49.1)	(486)
Depreciation and amortization	(342)	(373)	8.3	(1,032)	(1,120)	7.9	(1,499)
Other taxes	(2)	(1)	(100.0)	(4)	(6)	33.3	(8)
Number of employees(2)	39,750	41,706	(4.7)	39,990	42,446	(5.8)	42,108

n.m. – not meaningful

(1)       Total revenue includes inter-segment revenues.

(2)       Average number of employees during the period.

T-Systems’ total revenue decreased by 1% in the first nine months of 2004 compared with the first nine months of 2003 (an increase of 1% excluding the sold businesses in 2003).

For the first nine months and third quarter of 2004, the IT unit increased revenue by 4.9% and 6.1%, respectively, as compared to the first nine months and third quarter of 2003.

For the first nine months of 2004, the Computing Services and Desktop Services service lines increased revenue by 9.5% and 10.9%, respectively, as compared to the first nine months of 2003 due to the increasing external revenue.  For the third quarter of 2004, the Computing Services service line increased revenue by 11.2% and the Desktop Services service line increased revenue by 13.6%, both as compared with the third quarter of 2003.  As a result of ongoing price pressure within the Group, revenue generated by the Systems Integration service line in the first nine months of 2004 decreased by 5.3% as compared with the first nine months of 2003.

As a consequence of the fierce price and competitive pressures, revenue in the Telecommunications unit in the first nine months of 2004 decreased by 7.4% as compared to the first nine months of 2003. The Carrier Services unit experienced an 18% decrease in revenue in the third quarter of 2004 as compared with the third quarter of 2003, due primarily to the lower volume of outbound voice traffic from Germany, which trend is expected to continue. The deconsolidation of businesses sold in 2003 with no corresponding revenues in 2004 contributed to this decline in total revenues in the Telecommunications unit.

Revenue generated with customers outside the Deutsche Telekom Group increase by 0.3% for the first nine months of 2004 as compared to the first nine months of 2003, primarily as a result of a 10.4% increase in revenue from the IT unit. The growth in external revenue of Computing Services (14.6%) and Desktop Services (19.2%) during the first nine months of 2004 as compared with the first nine months of 2003, was mainly attributable to the increasing number of desktops managed with external customers.  Net revenue generated by the Systems Integration service line in the first nine months of 2004 decreased by 1.4% as compared with the first nine months of 2003, primarily as a result of the ongoing price pressure in the international market.

Results from ordinary business activities increased in the third quarter of 2004 as compared with the third quarter of 2003, but decreased slightly for the first nine months of 2004 as compared with the first nine months of 2003. The improvement in the third quarter of 2004 is primarily a result of the implementation of the cost reduction and efficiency enhancement measures undertaken as part of the strategic Focus & Execution program.The transfer from T-Com to T-Systems of financial responsibility for the investment in Toll Collect as of April 1, 2004 also had a negative impact on the division’s results from ordinary business activities.

T-Online

Through T-Online International AG, our T-Online division operates a combined business model comprising Internet access and non-access activities. It is one of the largest Internet access providers in Germany. Through its subsidiaries and associated companies, it also conducts operations in France, Spain, Portugal, Austria and Switzerland.

	March 31, 2004	June 30, 2004	September 30, 2004	Change Sept. 30, 2004/ June 30, 2004	September 30, 2003	Change Sept. 30, 2004/ Sept. 30, 2003	December 31, 2003
	millions	millions	millions	%	millions	%	millions
Customers with a billing relationship(1)	13.43	13.34	13.37	0.2	12.90	3.6	13.13
T-Online (Germany)	11.07	11.26	11.31	0.4	10.57	7.0	10.79
DSL rates	2.44	2.62	2.91	11.1	2.11	37.9	2.16
Narrowband rates	5.38	5.26	5.11	(2.9)	5.63	(9.2)	5.56
PAYG(2) (usage < 30 days)	0.82	0.80	0.77	(3.8)	0.79	(2.5)	0.81
PAYG(2) (usage > 30 days)	2.42	2.58	2.52	(2.3)	2.04	23.5	2.25

Rest of Europe	2.36	2.08	2.06	(1.0)	2.33	(11.6)	2.35
Broadband rates	0.29	0.31	0.31	0.0	0.22	40.9	0.26
Narrowband rates	0.28	0.25	0.24	(4.0)	0.31	(22.6)	0.29
PAYG(2) (usage < 30 days)	0.16	0.14	0.13	(7.1)	0.17	(23.5)	0.17
PAYG(2) (usage > 30 days)	1.62	1.38	1.38	0.0	1.63	(15.3)	1.62

(1)        The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

(2)        PAYG: Pay as you go.

T-Online International AG maintained its good market position in the third quarter of 2004, primarily as a result of the increased development of the DSL broadband market together with T-Com, which increased T-Online’s subscriber base and revenue.

T-Online added approximately 291,000 new customers by the end of the third quarter of 2004 and achieved record growth in DSL customers. These growth trends are primarily attributable to the success of the “three times zero” advertising campaign in August and September, by which the company promoted an attractive rate plan for new customers signing up for broadband Internet service. Under this short-term offer, which was part of the general broadband initiative of T-Online and T-Com, new customers for the T-Online/T-DSL broadband service had the T-

Com activation charge for their T-DSL line credited to their T-Online account and customers received the DSL modem for free. In addition, subscribers to the T-Online dsl 1500 MB rate plan had their first monthly charge waived.

The number of DSL subscribers in the T-Online group increased from 2.3 million at September 30, 2003 to 3.2 million at September 30, 2004, a 38.2% increase. In the “Germany” business segment, the DSL subscriber base reflects a year-on-year increase of approximately 38%, from 2.1 million subscribers at September 30, 2003 to 2.9 million subscribers at September 30, 2004.

The DSL broadband business at the international subsidiaries, in terms of customers,  increased from approximately 220,000 as of September 30, 2003 to approximately 310,000 as of September 30. 2004, an increase of nearly 41%.

At September 30, 2004, T-Online had a total of approximately 4.3 million broadband customers, including approximately 4 million customers in Germany. The number of narrowband subscribers declined, in part, as a result of the rigorous efforts to develop the broadband market by offering attractive access rates and content.

Attractive content is a key factor for customer growth in the broadband market. Content in the areas of music, video and games, in particular, offer additional potential for value creation. T-Online users have the option of customizing their own information and entertainment programs. The growing demand for legal music downloads represents the clearest evidence that users are taking advantage of this option. In the strategically important area of music content, T-Online offers the music portal Musicload. One year after this platform was launched, T-Online has a 55% market share among Media Control’s Top 20 download charts, making it one of the most successful providers of legal music downloads in Germany. By cooperating with all the major record companies, as well as independent labels, T-Online has broadened its offering to more than 350,000 titles. The systematic expansion of the range of titles offered is also reflected by the increase in downloads. In the second quarter of 2004, T-Online was registering an average of 2,500 downloads per day, which was increased during the third quarter of 2004 to approximately 5,500 downloads per day.

T-Online’s cooperation with Twentieth Century Fox, one of Hollywood’s biggest film studios, was launched in August 2004. T-Online is now cooperating with four major studios. Thanks to this new cooperation, T-Online has increased the number of international and German movies offered through the broadband portal, T-Online Vision. With its video-on-demand service, T-Online Vision offers DSL customers an extraordinary broadband experience via PC or TV. During the third quarter of 2004, T-Online Vision users played an average of over 1,000 on-demand movies on weekdays and about 1,300 on weekends.

To attract new customer groups, T-Online is taking steps to provide online content on a variety of media. Thus, T-Online is marketing content for mobile terminals, generating additional potential in this highly promising market segment. Shortly after acquiring the rights to report on the German National Soccer League (Bundesliga) over the Internet and mobile terminals in the second quarter of 2004, T-Online signed up three mobile network operators, T-Mobile, Vodafone and O2, to market moving images and video streams. Market penetration in mobile communications and the technical possibilities of the current mobile phone generation represent the basis for the further development of this market, already giving T-Online a prominent position in this market.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31,
	2004	2003	% Change	2004	2003	% Change	2003
	millions of € (except where indicated)

Total revenue(1)	464	453	2.4	1,457	1,347	8.2	1,851
Germany	413	411	0.5	1,295	1,224	5.8	1,682
Rest of Europe	51	42	21.4	162	123	31.7	169
Results from ordinary business activities	24	103	(76.7)	106	126	(15.9)	104
Financial income, net	26	123	(78.9)	81	177	(54.2)	200
Depreciation and amortization	(112)	(104)	(7.7)	(332)	(311)	(6.8)	(430)
Other taxes	0	0	n.m.	0	0	n.m.	(1)

Number of employees(2)	2,981	2,646	12.7	2,948	2,644	11.5	2,637

n.m. - not meaningful

Amounts presented in accordance with German GAAP, as applied throughout the Group, which differ from those published in the reports of T-Online International AG in accordance with IFRS.

(1)        Total revenue includes inter-segment revenue.

(2)        Average number of employees during the period.

Due to the growth in T-Online’s subscriber base, revenue increased 2.4% from EUR 453 million in the third quarter of 2003 to EUR 464 million in the third quarter of 2004. However, the broadband initiative which T-Online has been actively pursuing in the “Germany” business segment since the beginning of 2004 had a negative effect on revenue in the third quarter of 2004 as the T-Com activation charge for the T-DSL line that was credited to customers’ T-Online accounts did not result in revenue to T-Online.

Results from ordinary business activities decreased from EUR 103 million in the third quarter of 2003 to EUR 24 million in the third quarter of 2004, primarily due to the one-time write-up in 2003 of EUR 96 million of the net carrying amount of the stake in comdirect AG.

The year-on-year reduction in financial income resulted mainly from the one-time write-up of EUR 96 million of the net carrying amount of the stake in comdirect AG in the third quarter of the prior year. The write-up was effected as a result of comdirect’s positive business performance. In addition, slightly lower interest income was offset by higher profit transfers from associated companies in the third quarter of 2004.

Due to the first-time consolidation of the Scout24 group in 2004 and the related amortization of goodwill, depreciation and amortization increased year-on-year.

Group Headquarters and Shared Services

Group Headquarters and Shared Services is responsible for strategic and cross-divisional management functions, as well as those operating activities that are not directly related to the core businesses of the divisions. Shared Services includes Vivento, Real Estate, DeTeFleetServices GmbH – a full-service provider of fleet management and mobility services – as well as Billing & Collection. The Billing & Collection unit was formed in May 2004 through the combination of Billing Services and Customer Accounting. It develops and provides billing and receivables management solutions for the group companies that offer commercial services to the market. The product and process chain of Billing & Collection is rounded off by credit assessment and collection services offered together with SAF Forderungsmanagement GmbH and SolvenTec GmbH.

Results for the third quarter of 2004 reflect Vivento’s establishment of two business lines and the realization of employment-intensive large-scale projects within and outside of the Group. Vivento Customer Services GmbH &

Co. KG (VCS) was established in the first quarter of 2004. This business line provides customer relationship services including call center and back office services within the Group and to third parties. VCS commenced operations at four locations in the third quarter of 2004 and is now represented throughout Germany with 18 sites. Most of the expansion was in eastern Germany. In September 2004, VCS had approximately 2,300 employees, approximately 900 of whom were contract and temporary staff from Vivento which it plans to make permanent. Vivento’s second business line, Vivento Technical Services GmbH & Co. KG (VTS), which was established in the second quarter of 2004. At the same time, the Communication Networks unit of Network Projects & Services GmbH with approximately 350 employees was transferred to VTS. Since then, VTS has continuously expanded its workforce offering network infrastructure services within and outside the Group. In September 2004, VTS had approximately 1,000 employees, approximately 600 of whom were contract and temporary staff from Vivento.

Approximately 3,300 employees were transferred to Vivento in the third quarter of 2004. At September 30, 2004, a total of approximately 29,800 employees had been transferred to Vivento since it was first established. Approximately 7,500 employees have left Vivento since January 1, 2004, approximately 3,900 in the third quarter. The employment alliance enabled approximately 2,000 employees to be placed within the Group as part of the return and reintegration process. Approximately 11,200 employees have left Vivento since it was first established. Vivento had approximately 19,400 employees at the end of the third quarter of 2004, including approximately 700 permanent staff, approximately 14,600 transferred employees, and approximately 4,000 employees in the two new business lines. In September, approximately 6,500 Vivento staff were in temporary positions within the Group, and a further 3,700 outside the Group. For example, since July 1, 2004, approximately 3,000 civil servants from Vivento have assisted the Federal Employment Agency (Bundesagentur für Arbeit) with the introduction of the restructured benefits for the long-term unemployed.

Real Estate generated only insignificant cash inflows from real estate sales in the third quarter. Cash inflows for the first nine months of 2004 were approximately EUR 0.2 billion. These cash inflows partly relate to sale contracts that had already been concluded in earlier years.

	For the three months ended September 30,			For the nine months ended September 30,			For the twelve months ended December 31,
	2004	2003(2)	% Change	2004	2003(2)	% Change	2003(2)
	millions of € (except where indicated)

Total revenue(1)	1,164	1,056	10.2	3,408	3,220	5.8	4,268
Results from ordinary business activities	(799)	(878)	9.0	(2,794)	(2,330)	(19.9)	(4,071)
Financial expense, net	(676)	(664)	(1.8)	(2,018)	(1,812)	(11.4)	(2,877)
Depreciation and amortization	(180)	(195)	7.7	(565)	(694)	18.6	(881)
Other taxes	(12)	(10)	(20.0)	(36)	(39)	7.7	(37)
Number of employees(2)	34,795	26,261	32.5	35,337	23,868	48.1	25,203
Vivento(3)	18,600	9,800	89.8	18,600	9,800	89.8	15,500

(1)        Total revenue includes inter-segment revenues.

(2)        Average number of employees during the period.

(3)        Transferred employees and employees in the business lines, excluding permanent staff; number of employees at the balance sheet date; figures rounded.

The total revenue of Group Headquarters and Shared Services for the first three quarters of 2004 increased compared to the first three quarters of 2003, mainly due to revenues from Vivento’s call center business and the revenues of VTS reported since July 1, 2004.

During the first nine months of 2004, Group Headquarters and Shared Services received transfer payments of approximately EUR 64 million for the employees transferred to Vivento, EUR 21 million of which was paid in the third quarter compared to transfer payments of EUR 131 million for the first nine months of 2003. Additionally, income from the sale of interests in SES Global S.A. amounted to EUR 92 million during the first nine months of 2004 compared to gains of EUR 139 million from the sale of investments during the first nine months of 2003.

Results from ordinary business activities in the first nine months of 2004 decreased compared to the first nine months of 2003, primarily due to much higher expenditures for Vivento as a result of the substantial expansion of its workforce, as well as the lower income from the sale of investments and the decline in transfer payments to Vivento during 2004. Results from ordinary business activities in the first nine months of 2004 were also impacted by the increase in net financial expense, offset, in part, by the decrease in depreciation and amortization due to reduced real estate assets.

The average number of employees in the first nine months of 2004 was 35,337. The increase over the prior year is primarily attributable to the higher number of employees at Vivento.

LIQUIDITY AND CAPITAL RESOURCES

The following table provides information regarding our cash flows.

	For the nine months ended September 30,

2004

2003

	(millions of €)

Net cash provided by operating activities	10,808	11,044
Net cash used for investing activities	(4,352)	(3,456)
Net cash used for financing activities	(9,342)	(1,942)
Effect of foreign exchange rate changes on cash and cash equivalents	5	(20)
Net decrease (increase) in cash and cash equivalents(1)	(2,881)	5,626
Cash and cash equivalents, at beginning of period	8,686	1,712
Cash and cash equivalents, at end of period	5,805	7,338

(1)        Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

Liquidity

Net Cash Provided by Operating Activities

Net cash provided by operating activities in the first nine months of 2004 amounted to EUR 10.8 billion.  This represents a year-on-year decrease of EUR 0.2 billion, mainly as a result of an increase in net interest payments of EUR 0.1 billion and changes to operating business

Net Cash Used for Investing Activities

Net cash used for investing activities amounted to EUR 4.4 billion compared with EUR 3.5 billion in the same period last year. This EUR 0.9 billion net increase in cash used was due to a EUR 1.2 billion increase in spending relating exclusively to property, plant, and equipment, and investments in financial assets, including subsidiaries (in particular associated companies at T-Mobile USA and the acquisition of the Scout24 group), in addition to a EUR 2.5 billion decrease in cash inflows from divestitures, in fully consolidated companies and other financial assets. These amounts were offset by a EUR 2.8 billion decrease in cash used for short-term investments.

Net Cash Used for Financing Activities

Net cash used for financing activities decreased by EUR 7.4 billion year-on-year to EUR 9.3 billion in the first nine months of 2004. This is due to a reduction in issuances of medium and long term debt (EUR 6.7 billion) and increases in net repayment of short term debt (EUR 2.4 billion), offset by decreases in net repayments of medium and long term debt (EUR 1.8 billion).

Capital Resources

Our debt position at September 30, 2004 decreased to EUR 46.7 billion from the 2003 year-end level of EUR 55.4 billion due to the redemption of medium-term notes and bonds (EUR 8.1 billion) at maturity. Our debt position was negatively affected by changes in foreign currency exchange rates (EUR 0.4 billion) principally related to the development of the U.S. dollar against the Euro. At September 30, 2004, the Federal Republic of Germany was the guarantor of EUR 5.9 billion of our total debt.

In the first three quarters of 2004, our liquid assets decreased to EUR 5.9 billion from the 2003 year-end level of EUR 9.1 billion mainly through cash used for investments in fixed assets (EUR 4.9 billion) and net decrease in short-, medium- and long-term debt (EUR 9.2 billion). This was partially offset by cash generated from operations (EUR 10.8 billion).

We intend to use a portion of our liquid assets for the redemption of certain series of our medium-term notes amounting to EUR 1.2 billion, and bonds amounting to EUR 3.7 billion, which mature in the two succeeding quarters. For more information regarding our total liabilities refer to Note (11) to the condensed consolidated financial statements and our Annual Report on Form 20-F for the year ended December 31, 2003.

We employ a variety of financing sources to fund our operations and liquidity needs. The principal financial instruments we use are bonds and medium-term notes issued in various jurisdictions and in various currencies. Further sources of liquidity are committed credit facilities, consisting of bilateral credit agreements and syndicated loans.

Interest Step-Up Provisions and Credit Ratings

The changes in credit rating in 2002 triggered a step-up of 50 basis points on Deutsche Telekom bonds in the aggregate amount of approximately EUR 21.1 billion (total as of September 30, 2004), denominated in various currencies. This step-up resulted in an increase in our interest expense on these bonds of approximately EUR 0.1 billion annually. In case of an upgrade to at least A- by Standard & Poor’s and A3 by Moody’s, our interest expense on the applicable outstanding bonds would decrease accordingly.

In the event of a lowering of our long-term senior unsecured debt rating below Baa1 by Moody’s and BBB+ by Standard & Poor’s, interest rates would increase by 50 basis points on bonds with a principal amount of EUR 4.5 billion and USD 0.5 billion and medium-term notes with a principal amount of EUR 3.0 billion and GBP 1.5 billion. We estimate that such a step-up would result in an increase in our interest expense of approximately EUR 46.8 million per annum.

On March 3, 2004, Moody’s raised the rating to Baa2 with a positive outlook. Standard & Poor’s placed the BBB+ long-term senior unsecured debt rating on Creditwatch with positive implications on March 10, 2004. On May 28, 2004 Standard & Poor’s affirmed the BBB+ long-term senior unsecured debt rating and removed it from Creditwatch. On July 30, 2004 Moody’s put the Baa2 senior long-term debt ratings under review for possible upgrade and upgraded it to Baa1 on October 15, 2004.

Definitions used by the rating agencies are summarized in our annual report on Form 20-F for the year ended December 31, 2003 and can be obtained directly from the rating agencies and their respective web sites.

Lines of Credit

On September 30, 2004, we had committed credit facilities with banks totaling approximately EUR 17.6 billion, as well as credit facilities on demand of approximately EUR 0.4 billion. The credit facilities include two syndicated loan facilities: one having T-Mobile UK as borrower (the “T-Mobile UK loan facility”) in the aggregate committed amount of GBP 2.8 billion (EUR 4.0 billion) and one in the aggregate amount of EUR 9.0 billion having Deutsche Telekom AG and its Dutch finance subsidiary, Deutsche Telekom International Finance B.V., as borrowers (the “DT loan facility”). On September 30, 2004, there were no outstanding borrowings under the DT loan facility. Under the T-Mobile UK loan facility, GBP 0.5 billion (EUR 0.7 billion) was outstanding as of September 30, 2004.

Also included in our Group’s credit facilities are committed lines of credit through multiple bilateral unsecured credit agreements with various banks which are usually on a revolving basis. On September 30, 2004, we had committed lines of credit through these agreements totaling EUR 4.6 billion. The interest and commitment fees payable on these facilities are based upon the terms of each specific contract. Approximately EUR 0.1 billion in aggregate principal amount was outstanding under these agreements as of September 30, 2004.

Our bank loan agreements contain customary provisions relating to defaults and material adverse changes affecting Deutsche Telekom AG and/or the relevant borrower. As a result of these provisions, the non-payment of a significant amount of debt when due or the acceleration of due dates can result in all or part of our bank debt becoming due or make our committed lines of credit unavailable. Our syndicated loan facilities and, as of September 30, 2004, EUR 1.4 billion of our bilateral credit agreements, each contain a financial covenant that requires us to maintain a ratio of EBITDA to net interest payable, each as defined therein, of 3:1, tested for each twelve month period ending in June and December of each year. EBITDA as defined for purposes of these covenants does not make reference to special effects and is calculated with reference to net interest payable, rather than to net financial income (expense). On June 30, 2004, we were in full compliance with these covenants. The covenants in our loan agreements also set conditions for permitted security interests, disposals and certain types of additional borrowings and guarantees. We do not expect that these negative covenants will materially affect our debt reduction plans or our ability to raise capital as needed. Capital Expenditures and Investments

The following table provides information concerning cash basis capital expenditures and investments in subsidiaries, associated companies and related companies as well as proceeds from the sales of non-current assets and investments.

	For the nine months ended September 30,
	2004	2003	Change	% Change
	(millions of €, except percentages)

Capital expenditures	4,223	3,651	572	15.7
Investments	874	248	626	n.m.
Proceeds from sales of non-current assets and investments	(858)	(3,334)	2,476	n.m.
Other	113	2,891	(2,778)	n.m.
Net cash used for investing activities	4,352	3,456	896	25.9

n.m. – not meaningful

Capital Expenditures

The following table provides information about our cash basis capital expenditures for the years presented. Other capital expenditures include advanced payments and construction in progress, as well as plant and office equipment.

	For the nine months ended September 30,
	2004	2003	Change	% Change
	(millions of €, except percentages)

Intangible assets (excluding goodwill)	400	402	(2)	n.m.
Fixed networks	1,216	1,210	6	n.m.
Buildings	84	66	18	27.3
Other capital expenditures	2,523	1,973	550	27.9
Total capital expenditures	4,223	3,651	572	15.7

Capital expenditures

The increase in total cash basis capital expenditures in the first nine months of 2004 compared to the same period of 2003 mainly relate to transmission platform upgrades, the access network and especially T-DSL technology at T-Com, and the expansion of T-Mobile’s mobile communications network.

We expect capital expenditures of about EUR 7 billion in 2004. For 2005 we plan to invest around EUR 2 billion for the acquisition of the mobile networks of Cingular in California and Nevada and around EUR 2 billion for the acquisition of Spectrum in USA. Moreover, for the merger of T-Online we have calculated to invest EUR 2.9 billion in 2005.

Investments

Investments in subsidiaries, associated companies and other financial assets amounted to EUR 0.9 billion in the first nine months of 2004. The significant increase is primarily attributable to investments in subsidiaries, in particular for associated companies at T-Mobile USA (EUR 0.4 billion) and the acquisition of the Scout24 group (EUR 0.2 billion).

Contractual Obligations and Other Commitments

At September 30, 2004, we had contractual cash obligations for accruals totaling EUR 17.1 billion and liabilities totaling EUR 55.6 billion. In addition, we have other financial obligations for payments to special pension funds, purchase commitments, guarantees and commitments arising from transactions not yet settled and operating leases.

Financial Indebtedness

The following table summarizes financial indebtedness recorded in our balance sheet under liabilities as of September 30, 2004:

		Payments due by period
	Total	Less than 1 Year	1-5 Years	After 5 Years
	(millions of €)

Financial indebtness
Bonds and debentures	43,542	11,715	14,829	16,998
Liabilities to banks	3,147	809	1,534	804
Total Debt	46,689	12,524	16,363	17,802

For more information regarding our indebtedness refer to “— Liquidity and Capital Resources — Capital Resources” and note (11) in the condensed consolidated financial statements.

At September 30, 2004, the discounted value of capital lease obligations amounted to EUR 411 million (EUR 423 million at December 31, 2003), primarily for office buildings with varying terms of up to 25 years.

Other Financial Obligations

Other financial obligations at September 30, 2004, consisted of the following:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)

Present value of payments to special pension fund	8,244	194	8,050
Purchase commitments for interest in other companies	630	137	493
Purchase commitments for capital projects in progress, including obligations arising from future expenditures	3,346	2,719	627
Commitments arising from transactions not yet settled	608	516	92
Operating leases	13,039	1,548	11,491
Other financial obligations	5	2	3
Total other financial obligations	25,872	5,116	20,756

The purchase commitments for interest in other companies decreased compared with year end of 2003. The reason for this is in particular the purchase of the Scout 24 Group in the first quarter of 2004.

Purchase commitments for capital projects in progress including obligations arising from future expenditures increased by EUR 1.4 billion compared with the year ended December 31, 2003 due to the settlement of new contracts.

Commitments arising from transactions not yet settled concern pending transactions that are open at the balance sheet date and mainly include commitments in connection with mobile terminals.

The total future payment obligations under non-cancelable operating leases amounted to EUR 13.0 billion over varying terms of up to 25 years. In the first nine month of 2004, new lease agreements have been consummated, primarily for cell sites, office buildings and mainframe.

Other financial obligations primarily concern contingent contractual obligations.

Guarantees and commitments

The following table summarizes liabilities arising from warranty agreements and guarantees as of September 30, 2004:

		Payments due by period
	Total	Less than 1 Year	After 1 Year
	(millions of €)

Liabilities arising from warranty agreements	1,303	63	1,240
Guarantees	60	8	52
Total	1,363	71	1,292

Toll collection system

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the “partners” and collectively, the “consortium”) entered into an agreement dated September 2002 and last amended in November 2002 (the “operating agreement”) with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) (the “Federal Republic”) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the “Toll Collect project.” The partners are responsible for the development of the toll collection system which will be built and operated by the joint venture Toll Collect GmbH (“Toll Collect”). DaimlerChrysler Services and we each hold a 45% stake in Toll Collect, with the remaining 10% being held by Cofiroute. Our investments in the  Toll Collect project include our equity interests therein which are recognized in our consolidated financial statements using the equity method of accounting, and certain financial guarantees.

In addition, the partners of Toll Collect, on a joint and several basis, undertook to fund Toll Collect in order to maintain a minimum equity ratio for Toll Collect (based on German GAAP) (“Equity Maintenance Undertaking”) until the operating agreement expires. Toll Collect’s total assets, financial liabilities and total liabilities (including Toll Collect GbR) at September 30, 2004, calculated on the basis of German GAAP were EUR 1.0 billion, EUR 0.9 billion and EUR 2.3 billion, respectively. The Toll Collect venture refinanced its syndicated project development loans with loans from several banks. We have guaranteed individual bank loans up to a maximum amount of EUR 0.6 billion.

The start of operations initially was scheduled for August 31, 2003, but has been delayed. Commencing on December 2, 2003, the partners are paying under protest for contractual penalties relating to such delay in the amount of EUR 250,000 per day until March 1, 2004 and EUR 500,000 per day thereafter until the toll collection system is operational. Upon the planned accession to the operating agreement by Toll Collect, the Federal Republic will be able to request payment of penalties from either the partners or Toll Collect. Beside these penalties relating to delay, we believe that further penalties or liability for fault are excluded in the operating agreement until operations have commenced and have been accepted by the Federal Republic.

On February 17, 2004, the Federal Ministry of Transport sent us a letter advising that a notice of termination of the operating agreement was imminent. On February 25, 2004, we received such notice of termination of the operating agreement, dated February 19, 2004. On February 29, 2004, the consortium members reached an agreement with the Federal Republic to continue the Toll Collection project. On April 23, 2004, the members of the Consortium and the Federal Republic entered into an Implementation Agreement in which the parties agreed upon the implementation of the terms in the agreement of February 29, 2004 and in which the Federal Republic agreed not to exercise any rights of termination which it alleged to have resulting from the notice of termination. The Implementation Agreement also provides additional detail with respect to certain of the terms of the agreement of February 29, 2004, including a revised phase-in period and new penalty provisions as previously reported. In addition, the joint and several guarantee by the consortium members that Toll Collect will duly perform its duties pursuant to the operating agreement, has been modified to extend to one year beyond phase 2 commencement as described below.

•      During phase 1, the Federal Republic is guaranteed to receive net toll revenues (revenues less Toll Collect remuneration) in an amount equal to at least EUR 83.4 million per month, whether from toll revenues or from the agreed contractual liability for shortfall payments. The Federal Republic is to pay during phase 1 the full 95% of the remuneration provided for in the original operating agreement for what is now phase 2 if the net toll revenues received by the Federal Republic from the toll collection system in a given month do not fall short of the gross revenues by more than 20%. No remuneration will, however, become payable when and if any given month total revenues exceed the guaranteed EUR 83.4 million by no more than 20% of the toll collection system gross revenues.

•      Delays in the commencement of phase 1 operation of the toll collection system will result in monthly penalties of EUR 40 million increasing by EUR 5 million each month up to a maximum of EUR 80 million per month through the initial agreed phase 1 period of one year.

•      During phase 1, the project company or the consortium will be liable in case of a toll shortfall to guarantee net toll revenues in an amount up to EUR 1 billion per year, but no more than EUR 83.4 million per month. Contractual penalties due to reduced performance of certain minimum requirements set out for the toll collection system in the operating agreement, certain maluses relating to non-achievement of certain performance parameters of the toll collection system or recourse claims against the consortium or the project company in the case of third party liability of the Federal Republic will not be counted against the liability cap.

•      In the event of major deviations from the project plan that endanger the realization of the project, the consortium and the Federal Republic are obligated to reach a good faith agreement on mutually beneficial, appropriate and reasonable measures to minimize the disadvantages for either party. In the event that neither phase 1 testing operation nor the development of phase 2 technology has been successfully completed by June 1, 2005, the Federal Republic may take measures to initiate procurement of an alternative toll collection system without prior termination of the agreement, which action would then, however, not suspend Toll Collect’s obligations to continue development of the phase 2 system, nor the Federal Republic’s obligation to use the system after successful completion.

•      Following the end of the agreed phase 1 operational period, the provisions governing penalties for delay of operation and liabilities contained in the original agreement shall continue to apply (i.e., a maximum of EUR 500,000 per day for delay, and potential unlimited liability under general principles of German law in the operating stage of phase 2).

•      Phase 2, thus, contemplates full operation of the Toll Collect project in accordance with the specifications set forth in the original agreement, provided, however, that certain dates and deadlines, including with respect to grounds for termination, are to be modified to conform to the amended arrangement.

On September 8, 2004, the Federal Republic provided us with notice that it has initiated arbitration proceedings and asserted claims for damages against the partners, DaimlerChrysler Services AG and Deutsche Telekom AG, and the consortium through the joint venture partnership, Toll Collect GbR.   The Federal Republic alleges various breaches of the operating agreement and breach of duties of care in connection with the negotiation and conclusion of the operating agreement.  On this basis, the Federal Republic has alleged initial claims for damages relating to lost toll revenues in the aggregate amount of approximately EUR 3.56 billion plus interest, contractual penalties (including penalties as a result of the members of the consortium allegedly not seeking the agreement of the Federal Republic before concluding certain subcontractor agreements) in the aggregate amount of approximately EUR 1.03 billion plus interest, and additional as yet unspecified damages. Further, the Federal Republic has demanded production of certain documents and compliance with other terms of the operating agreement.   On October 7, 2004, we, together with DaimlerChrysler and Cofiroute, appointed a second arbitrator.  We also provided a reply to the claims of the Federal Republic indicating, among other things, that we consider the claims of the Federal Republic as presented in the arbitration notice to be unsustainable. We intend to contest the Federal Republic’s claims vigorously.

Although the outcome of arbitration proceedings is difficult to predict with certainty, we have not established a reserve with respect to damages and any additional contractual penalties claimed by the Federal Republic, including with respect to claims relating to subcontractor agreements and delays in construction of infrastructure, as we believe the claims presented in the arbitration notice are unsustainable.

OTHER INFORMATION

Regulation

Our business is significantly influenced by the regulatory regime applicable to telecommunications operators and service providers in Germany and other countries. A detailed discussion of regulatory decisions applicable to our businesses and services is included in “Item 4. Information on the Company — Regulation” in our 2003 Annual Report on Form 20-F. Additional developments are summarized below.

On June 26, 2004, amendments to the German Telecommunications Act became effective. Under the newly adopted amendments to the Act, regulation will continue to be, to a large extent, as it has been in the past. Although several changes have been made to the regulatory framework, the precise effects will not be clear until the new regulatory framework and regulations relating thereto are issued and interpreted by the German telecommunications regulator.  For a more detailed discussion of the new amendments to the Telecommunications Act and its expected impact on us, see our Annual Report on Form 20-F for the year ended December 31, 2003.

Since the new Telecommunications Act (Telekommunikationsgesetz - TKG) became law at the end of June 2004, the Federal Ministry of Economics and Labor has published draft ordinances relating to customer protection,  numbering, interception, and emergency calls , which are intended to provide more specific guidance on the legal framework of the TKG. The drafts far exceed many of the objectives stated in the EU’s Universal Service Directive and in the new German Telecommunications Act, and if adopted in this form would lead to considerable costs for us.

Discussions are currently taking place at the EU level to make it compulsory to store all traffic data for a minimum of 12 months. According to a draft proposal, the data retention obligation would apply to all traffic and location data, including subscriber and user data in the areas of conventional telephony (fixed-line and mobile communications) and Internet (including e-mail, Voice over IP, World Wide Web, etc.). Depending on the final scope and minimum period for data retention, compliance with this data retention requirement would entail considerable initial investments and recurring annual operating costs for us.

As in December 2003, German telecommunications regulator once again stipulated higher interconnection rates for non-dominant carriers on September 21, 2004 . The rates were, however, reduced substantially compared with those resolved in December last year. Instead of the original mark-up of EUR 0.005/minute, the German telecommunications regulator now stipulates a mark-up of just EUR 0.0017/minute on rates applicable to T-Com. The higher termination rates for alternative carriers are valid for the period from October 15, 2004 to May 31, 2006. As a consequence of the resolution by the German telecommunications regulator, T-Com intends to pass on the additional costs to its customers from May 2005 onwards.

INVESTIGATIONS AND RELATED LEGAL PROCEEDINGS

We are subject to other ongoing litigation, investigations and proceedings, including those described in our annual report on Form 20-F and our reports on Form 6-K filed with the U.S. Securities and Exchange Commission. Additional developments are summarized below.

Legal Proceedings

As previously reported, in September 2002, Deutsche Telekom AG, DaimlerChrysler Services AG, and Compagnie Financière et Industrielle des Autoroutes S.A. (Cofiroute) (individually, the “partners” and collectively, the “consortium”) entered into an agreement dated September 2002 and last amended in November 2002 (the “operating agreement”) with the Federal Republic of Germany (represented by the German Federal Ministry of Transport, Building and Housing) (the “Federal Republic”) relating to a project to create and operate an innovative system for the collection of toll charges for the use by heavy vehicles of the German high-speed highway system. We refer to this project as the “Toll Collect project.”

On September 8, 2004, the Federal Republic provided us with notice that it has initiated arbitration proceedings and asserted claims for damages against the partners, DaimlerChrysler Services AG and Deutsche Telekom AG, and the consortium through the joint venture partnership, Toll Collect GbR.   The Federal Republic alleges various breaches of the operating agreement and breach of duties of care in connection with the negotiation and conclusion of the operating agreement.  On this basis, the Federal Republic has alleged initial claims for damages relating to lost toll revenues in the aggregate amount of approximately EUR 3.56 billion plus interest, contractual penalties (including penalties as a result of the members of the consortium allegedly not seeking the agreement of the Federal Republic before concluding certain subcontractor agreements) in the aggregate amount of approximately EUR 1.03 billion plus interest, and additional as yet unspecified damages. Further, the Federal Republic has demanded production of certain documents and compliance with other terms of the operating agreement.   On October 7, 2004, we, together with DaimlerChrysler and Cofiroute, appointed a second arbitrator.  We also provided a reply to the claims of the Federal Republic indicating, among other things, that we consider the claims of the Federal Republic as presented in the arbitration notice to be unsustainable. We intend to contest the Federal Republic’s claims vigorously.

Although the outcome of arbitration proceedings is difficult to predict with certainty, we have not established a reserve with respect to damages and any additional contractual penalties claimed by the Federal Republic, including with respect to claims relating to subcontractor agreements and delays in construction of infrastructure, as we believe the claims presented in the arbitration notice are unsustainable. For more information, see “Liquidity and Capital Resources – Contractual Obligations and Other Commitments.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: November 19, 2004